     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 13, 1997


                                                      REGISTRATION NO. 333-21123
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                            MEADE INSTRUMENTS CORP.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                DELAWARE                                  3827                                 95-2988062
    (STATE OR OTHER JURISDICTION OF           (PRIMARY STANDARD INDUSTRIAL                  (I.R.S. EMPLOYER
     INCORPORATION OR ORGANIZATION)           CLASSIFICATION CODE NUMBER)                 IDENTIFICATION NO.)

                             16542 MILLIKAN AVENUE
                            IRVINE, CALIFORNIA 92606
                                 (714) 756-2291
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                    REGISTRANT'S PRINCIPAL EXECUTIVE OFFICE)
                            ------------------------

                                 JOHN C. DIEBEL
               CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                            MEADE INSTRUMENTS CORP.
                             16542 MILLIKAN AVENUE
                            IRVINE, CALIFORNIA 92606
                                 (714) 756-2291
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:


              J. JAY HERRON, ESQ.                             DHIYA EL-SADEN, ESQ.
             MARK D. PETERSON, ESQ.                         JEFFREY B. CONNER, ESQ.
              SUSANNA M. KIM, ESQ.                           HILARY J. HATCH, ESQ.
             O'MELVENY & MYERS LLP                        GIBSON, DUNN & CRUTCHER LLP
      610 NEWPORT CENTER DRIVE, SUITE 1700                   333 SOUTH GRAND AVENUE
        NEWPORT BEACH, CALIFORNIA 92660                  LOS ANGELES, CALIFORNIA 90071
          TELEPHONE NO. (714) 760-9600                    TELEPHONE NO. (213) 229-7000
          FACSIMILE NO. (714) 669-6994                    FACSIMILE NO. (213) 229-7520


     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                     SUBJECT TO COMPLETION, MARCH 13, 1997

PROSPECTUS

                                3,370,000 SHARES
[MEADE INSTRUMENTS CORP. LOGO]

                            MEADE INSTRUMENTS CORP.

                                  COMMON STOCK

                            ------------------------

     Of the 3,370,000 shares of Common Stock offered hereby (the "Offering"), 2,500,000 shares are being sold by Meade Instruments Corp. ("Meade" or the "Company"), and 870,000 shares are being sold by a stockholder of the Company (the "Selling Stockholder"). See "Principal and Selling Stockholders." The Company will not receive any proceeds from the sale of any shares by the Selling Stockholder. Prior to this Offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $8.00 and $10.00 per share. See "Underwriting" for information relating to the factors considered in determining the initial public offering price.


     The Company's Common Stock has been approved for inclusion on the Nasdaq National Market under the symbol "MEAD."


     SEE "RISK FACTORS" BEGINNING ON PAGE 7 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
================================================================================

                                                     UNDERWRITING                       PROCEEDS TO
                                                     DISCOUNTS AND     PROCEEDS TO        SELLING
                                   PRICE TO PUBLIC  COMMISSIONS(1)     COMPANY(2)       STOCKHOLDER
------------------------------------------------------------------------------------------------------
Per Share.........................     $               $                $                $
------------------------------------------------------------------------------------------------------
Total(3)..........................     $               $                $                $
======================================================================================================

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

(2) Before deducting expenses estimated to be $          payable by the Company,
    a portion of which may be reimbursed by the Selling Stockholder. See "Certain Transactions."

(3) The Company and the Selling Stockholder have granted to the Underwriters a 30-day option from the date of this Prospectus to purchase up to 505,500 additional shares of Common Stock (of which the first 130,000 shares will be sold by the Selling Stockholder and the remaining 375,500 shares will be sold by the Company) on the same terms and conditions as set forth above, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions,
    Proceeds to Company and Proceeds to Selling Stockholder will be $          ,
    $          , $          and $          , respectively. See "Principal and
    Selling Stockholders" and "Underwriting."

                            ------------------------

     The Common Stock is offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by the Underwriters, subject to their right to withdraw, cancel, modify, or reject orders in whole or in part, and subject to other conditions. It is expected that delivery of the shares of
Common Stock offered hereby will be made on or about           , 1997.

MORGAN KEEGAN & COMPANY, INC.                              CROWELL, WEEDON & CO.

              THE DATE OF THIS PROSPECTUS IS                , 1997

                                   [PICTURES]


     [THREE PAGES OF PHOTOGRAPHS OF MEADE PRODUCTS AND VARIOUS ASTROPHOTOGRAPHS AND IMAGES TAKEN WITH MEADE PRODUCTS.]



     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING BY ENTERING STABILIZING BIDS OR EFFECTING SYNDICATE COVERING TRANSACTIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."



     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by reference to and should be read in conjunction with the more detailed information and the Financial Statements and Notes thereto appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus (i) assumes an initial public offering price of $9.00 per share of Common Stock, (ii) does not give effect to the exercise of the over-allotment option granted to the Underwriters as described in "Underwriting," (iii) except in the Financial Statements and Notes thereto, reflects the conversion of all outstanding Series A Common Stock and Series B Common Stock into Common Stock upon the closing of this Offering and (iv) gives effect to the reincorporation of the Company as a Delaware corporation to be named Meade Instruments Corp. See "Description of Capital Stock -- Reincorporation." As used herein, the terms "Meade" and the "Company" refer to such Delaware corporation and its predecessor.

                                  THE COMPANY


     Meade is a leading designer and distributor of telescopes and accessories for the beginning to serious amateur astronomer. Meade has successfully introduced a wide range of new products, resulting in what the Company believes to be the broadest and most complete line of telescopes available. Based on the foregoing and feedback received from customers, management believes that Meade is recognized for its expertise in telescope innovation and the high quality of its products. The Company offers more than 40 different telescope models with several different optical configurations, as well as more than 250 accessory products. The Company's telescopes range in aperture from 2 to 16 inches and in retail price from less than $100 to $15,000.


     Since its founding in 1972, Meade has strived to develop a reputation for providing the amateur astronomer with technically sophisticated products at competitive prices. Meade manufactures the complete line of its advanced astronomical telescopes in Irvine, California, including the production of the optical systems, which are critical components of telescopes. Combining its manufacturing expertise with its dedication to innovation, quality and value, Meade has developed and produced some of the industry's most technologically advanced consumer telescopes at affordable prices. Although professional and institutional applications of Meade's telescopes are not Meade's primary market, the Company's 8-inch and 10-inch Schmidt-Cassegrain telescopes are used by many universities, scientific laboratories and aerospace companies, including the University of California, Los Alamos National Laboratory, Lawrence Livermore Laboratory, National Radio Astronomy Observatory and NASA/Aames Research. The Company has capitalized on its brand name recognition among serious amateur astronomers to market successfully its less-expensive telescopes to beginning and intermediate amateur astronomers. Meade has become a major supplier of telescopes to such retailers as The Nature Company, Service Merchandise, Natural Wonders, Wal-Mart, J.C. Penney and Discovery Channel Stores. To complement its extensive line of telescopes and leverage its distribution system, the Company has recently introduced a complete line of binoculars to be sold under the Meade brand name.


     Meade was sold by its founder and current Chief Executive Officer to a private investor in 1986 and was then reacquired by the Company's current senior management in 1991. After reacquisition, management reemphasized the importance of research and development for new products and product enhancements. Recently, one of Meade's newest products, the ETX Astro Telescope, was referred to on the cover of the January 1997 issue of Sky and Telescope as the "hottest scope ever." Meade also significantly broadened the Company's less-expensive telescope line and has an exclusive arrangement with a Taiwanese company to manufacture substantially all of the Company's less-expensive telescopes in accordance with the Company's proprietary designs. Meade also has increased the marketing of its products by aggressively advertising in periodicals directed to amateur astronomers and by providing greater support to the Company's dealers, specialty retailers, foreign distributors, mass merchandisers, and end users of Meade's products. Additionally, Meade publishes a comprehensive, full-color, high quality product catalogue which provides significant product exposure.


     In the United States and Canada, the Company distributes its products through a network of more than 500 specialty retailers and mass merchandisers, which offer Meade's products in more than 1,000 retail store locations. The Company also sells certain of its telescope models to selected national mail order dealers. Meade sells its products internationally through a network of approximately 30 foreign distributors, many of which service retail locations in their respective countries. International sales accounted for approximately 17% of the Company's net sales for the nine months ended November 30, 1996. See "Note 11 to the Financial Statements."



     Meade's net sales have increased from $10.1 million for the fiscal year ended February 28, 1992 to $29.8 million for the fiscal year ended February 29, 1996. During the same period, operating income increased from $437,000 to $3.7 million before certain charges of $300,000. For the nine months ended November 30, 1996, Meade generated net sales of $39.0 million and operating income of $5.3 million before certain charges of $340,000 and before a non-recurring Employee Stock Ownership Plan (the "ESOP") contribution consisting of a $995,000 dividend, compared to $23.5 million and $3.1 million, respectively, for the nine months ended November 30, 1995. These represent increases in net sales of 66.1% and operating income before certain charges and before the non-recurring ESOP contribution of 69.9% for the nine month periods. See "Selected Financial Information." The Company intends to continue to pursue an integrated strategy of product line expansion, aggressive marketing, expansion into the binocular market and expansion of the Company's distribution network.



     The Company was incorporated in California on December 19, 1975 and, prior to the effectiveness of the Registration Statement of which this Prospectus is a part, the Company will reincorporate as a Delaware corporation to be named Meade Instruments Corp. See "Description of Capital Stock -- Reincorporation." The principal offices of the Company are located at 16542 Millikan Avenue, Irvine, California 92606, and its telephone number at that location is (714) 756-2291.


                                  THE OFFERING


Common Stock offered by the Company..........  2,500,000 shares
Common Stock offered by the Selling
  Stockholder................................  870,000 shares
Common Stock to be outstanding after the
  Offering: .................................  7,500,000 shares
Use of proceeds..............................  Net proceeds to the Company will be used (i)
                                               to redeem for approximately $6.9 million all
                                               of the outstanding shares of the Company's
                                               Redeemable Preferred Stock owned by the
                                               Selling Stockholder, (ii) to repay
                                               approximately $8.2 million of term
                                               indebtedness and (iii) for general working
                                               capital purposes.
Proposed Nasdaq National Market symbol.......  MEAD

                             SUMMARY FINANCIAL DATA

      (IN THOUSANDS, EXCEPT PER SHARE AND WEIGHTED AVERAGE SHARE AMOUNTS)


                                                                                                    NINE MONTHS ENDED
                                                                                                       NOVEMBER 30,
                                      FISCAL YEAR ENDED FEBRUARY 28(29),                 ----------------------------------------
                         -------------------------------------------------------------                               PRO FORMA(1)
                            1992          1993         1994        1995        1996         1995          1996           1996
                         -----------   -----------   ---------   ---------   ---------   -----------   -----------   ------------
                         (UNAUDITED)   (UNAUDITED)                                       (UNAUDITED)                 (UNAUDITED)
INCOME STATEMENT DATA:
  Net sales.............  $  10,149     $  13,887    $  16,628   $  24,934   $  29,770    $  23,459     $  38,966     $   38,966
  Gross profit..........      2,764         3,047        4,958       7,894       9,716        7,632        12,699         12,699
  Selling expenses......        983         1,438        1,565       2,035       2,832        2,158         3,555          3,555
  General and
    administrative
    expenses............      1,059           986        1,378       2,118       2,651        1,966         2,664          2,664
  Research and
    development
    expenses............        320           274          425         423         518          396           444            444
  ESOP
    contribution(2).....         --            --           --          --          --           --         1,745            750
  Certain charges(3)....         --            --           --          --         300           --           340            340
  Operating income(4)...        437           412        1,643       3,318       3,415        3,112         3,951          4,946
  Interest expense......        329           395          493         470         659          496         1,253            344
  Income before income
    taxes...............        108            17        1,150       2,848       2,756        2,616         2,698          4,602
  Net income............        107            16        1,040       2,051       1,556        1,439         1,565          2,692
  Accretion on
    Redeemable Preferred
    Stock...............         --            --           --          --          --           --          (541)(5)          --
  Redemption of
    Redeemable Preferred
    Stock...............         --            --           --          --          --           --            --         (3,500)
                         ----------    ----------    ----------  ----------  ----------  ----------    ----------     ----------
  Net income (loss)
    available to common
    stockholders........  $     107     $      16    $   1,040   $   2,051   $   1,556    $   1,439     $   1,024     $     (808)
                         ==========    ==========    ==========  ==========  ==========  ==========    ==========     ==========
  Per share information:
    Net income before
      adjustments to net
      income available
      per common
      share.............       0.02          0.00         0.22        0.44        0.33         0.31          0.43           0.45
    Accretion on
      Redeemable
      Preferred Stock...         --            --           --          --          --           --         (0.15)            --
    Redemption of
      Redeemable
      Preferred Stock...         --            --           --          --          --           --            --          (0.58)
                         ----------    ----------    ----------  ----------  ----------  ----------    ----------     ----------
    Net income (loss)
      available per
      common share......  $    0.02     $    0.00    $    0.22   $    0.44   $    0.33    $    0.31     $    0.28     $    (0.13)
                         ==========    ==========    ==========  ==========  ==========  ==========    ==========     ==========
  Weighted average
    common shares
    outstanding.........  4,682,472     4,682,472    4,682,472   4,682,472   4,682,472    4,682,472     3,608,335      5,999,040
                         ==========    ==========    ==========  ==========  ==========  ==========    ==========     ==========


---------------


(1) Pro forma amounts are adjusted to reflect (i) the sale by the Company of 2,500,000 shares of Common Stock offered at an assumed Offering price of $9.00, (ii) the application of net proceeds therefrom (see "Use of Proceeds") as if the Offering had been consummated on March 1, 1996 and
    (iii) the effect of the April 23, 1996 recapitalization transactions retroactively applied to March 1, 1996. See "Certain Transactions." Pro forma income before income taxes reflects reduced interest expense on $9.5 million of term debt assumed to be repaid with proceeds of the Offering and the average revolver balance assumed to be repaid with the proceeds of the Offering, net of tax effect. By assuming the Offering was effective at the beginning of the period, both the Accretion on Redeemable Preferred Stock and the non-recurring portion of ESOP contribution (consisting of a dividend on the Series B Common Stock) are eliminated on a pro forma basis. The pro forma Redemption of Redeemable Preferred Stock represents the difference between the carrying value ($2.5 million) and the redemption value ($6.0 million) at the beginning of the period and is a non-recurring item that is charged to retained earnings. The amount of this difference reduces Net income (loss) available to common stockholders.



(2) ESOP contributions of $1.7 million for the nine months ended November 30, 1996 represent (i) contributions of $750,000 accrued for the period based on an expected Company contribution of $1.0 million for the fiscal year ending February 28, 1997 and (ii) dividends of $995,000 declared and paid on the Series B Common Stock. The dividends paid are treated as an ESOP contribution as the dividends are used to repay the principal balance of a loan payable by the ESOP to the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."



(3) Certain charges for the fiscal year ended February 29, 1996 consist of one-time contractual bonuses accrued on behalf of certain officers in connection with the Company's formation of the ESOP and the related recapitalization effected in April 1996. Certain charges for the nine months ended November 30, 1996 consist of one-time contractual bonuses accrued on behalf of certain members of senior management as set forth in the Securities Purchase Agreement, dated April 23, 1996, between the Company and Churchill ESOP Capital Partners, A Minnesota Limited Partnership.



(4) Operating income before certain charges and before the non-recurring portion of ESOP contribution consisting of a $995,000 dividend for the year ended February 29, 1996 and for the nine months ended November 30, 1996 was $3.7 million and $5.3 million, respectively. The Company's management believes that operating income before certain charges and before the non-recurring portion of ESOP contribution is an important measure for year-to-year comparisons because it eliminates the effect of one-time unusual charges. This measure of operating income is not provided for under generally accepted accounting principles.



(5) Represents accretion reflecting original issue discount and accrued dividends on the Redeemable Preferred Stock.

                                                                                   NOVEMBER 30, 1996
                                                                             ------------------------------
                                                                               ACTUAL        AS ADJUSTED(1)
                                                                             -----------     --------------
                                                                                              (UNAUDITED)
BALANCE SHEET DATA:

  Working capital..........................................................    $ 7,124          $ 13,598
  Total assets.............................................................     27,447            27,447
  Total current liabilities................................................     17,556            11,082
  Long-term debt, less current portion.....................................      7,732               608
  Redeemable Preferred Stock...............................................      3,041                --
  Stockholders' equity (deficit)...........................................       (950)           15,689

---------------

(1) As adjusted to reflect the sale by the Company of the 2,500,000 shares of Common Stock offered at an assumed Offering price of $9.00 and the application of the net proceeds therefrom as set forth herein. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating the Company and its business before purchasing the Common Stock offered hereby. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results of operations could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Prospectus.

     Economic Conditions; Ability to Grow. The Company's business is subject to economic cycles and changing consumer trends. Purchases of telescopes and other discretionary spending with respect to leisure activities tend to decline in periods of economic uncertainty. Any significant decline in general economic conditions or uncertainties regarding future economic prospects that affect consumer spending could have a material adverse effect on the Company. Any general decline in the size of the telescope market or in a segment of the telescope market in which the Company competes, whether from general economic conditions, a decrease in the popularity of telescopes or otherwise, could have a material adverse effect on the Company. See "Business -- Industry Overview."

     Dependence on Technological Advancements and New Product
Introductions. The telescope market, in recent years, has been characterized by technological advances and new product introductions. The Company believes that the development and introduction of new, innovative telescope products and accessories with features that respond to changing consumer demands and trends will be critical to its future success. In the past, the Company generally has been successful in the introduction of its telescope products and accessories. No assurance can be given, however, that the Company will be able to continue to design and manufacture products that will achieve commercial success. In addition, prior successful designs for various telescope models may be rendered obsolete within a relatively short period of time as new products are introduced into the market. See "Business -- Products."


     Uncertain Market for New Binocular Line. Recently, Meade has introduced a line of binoculars, which it believes will complement its extensive line of telescopes. The Company plans to access its current distribution network for telescopes as a means to market its line of binoculars. Although the Company believes it will be able to integrate the Company's new line of binoculars smoothly with its existing product lines, the Company's experience in selling binoculars is limited, and there can be no assurance that the Company will be able to penetrate the binocular market and achieve meaningful sales. If the Company is unable to successfully market this new binocular line, such inability may have a material adverse affect on the Company's future growth. See
"Business -- Growth Strategy" and "-- Products."


     Quarterly Fluctuations and Seasonality. The Company's quarterly and annual operating results are affected by a wide variety of factors that could materially and adversely affect net sales, gross margins and profitability. These factors include the volume and timing of orders received, changes in the mix of products sold, market acceptance of the Company's products, competitive pricing pressures, the Company's ability to meet increasing demand and delivery schedules, the timing and extent of research and development expenses, and the timing and extent of product development costs. Accordingly, the Company may experience material adverse fluctuations in future operating results on a quarterly or annual basis. Such fluctuations in operating results could cause the price of the Common Stock to fluctuate substantially. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Quarterly Results of Operations." A substantial portion of the Company's net sales and operating income typically occurs in the third quarter of the Company's fiscal year primarily due to disproportionately higher customer demand for less-expensive telescopes during the Christmas holiday season. Mass merchandisers purchase a considerable amount of inventory to satisfy this seasonal consumer demand; however, their estimates of product demand for the Christmas holiday season may exceed actual product demand. The Company has, in certain circumstances, allowed these mass merchandisers to return their excess inventory to the Company. Any such accommodations in the future could have a material adverse effect on the Company.


     Dependence on Key Taiwanese Manufacturer. Most of Meade's less-expensive telescopes are manufactured exclusively for Meade in Taiwan. Since 1990, Meade has worked closely with the Weidy Optical Co.,

Ltd., a Taiwanese company (the "Taiwanese Factory"), developing proprietary telescope designs and instructing the Taiwanese Factory's personnel in the production of telescopes that meet the Company's quality standards. In January 1995, in order to assure a more reliable flow of products to meet Meade's increasing requirements, Meade and the Taiwanese Factory entered into a supply agreement wherein the Taiwanese Factory agreed to manufacture telescopes exclusively for Meade, and Meade agreed to buy essentially all of its less-expensive telescopes from the Taiwanese Factory. For the fiscal year ended February 29, 1996, the percentage of the Company's net sales and percentage of telescopes shipped represented by the telescopes manufactured by the Taiwanese Factory were 44% and 92%, respectively. For the nine months ended November 30, 1996, the percentage of the Company's net sales and percentage of telescopes shipped represented by the telescopes manufactured by the Taiwanese Factory were 53% and 90%, respectively. Any interruption of the Company's manufacturing arrangements with the Taiwanese Factory could cause a delay in delivery of the Company's products to its customers and could have a material adverse effect on the Company. See "Risk Factors -- Reliance on Significant Foreign Sales and Dependence on Foreign Suppliers; Associated Risks" and "Business -- Operations." While the Company believes that alternative manufacturers exist in the event of a substantial interruption in these manufacturing arrangements, there can be no assurance that alternative arrangements could be made on a timely basis or on terms acceptable to the Company.



     Reliance on Significant Foreign Sales and Dependence on Foreign Suppliers; Associated Risks. International sales accounted for approximately 19%, 17% and 25% of the Company's net sales for fiscal 1994, 1995, and 1996, respectively, and 17% for the nine months ended November 30, 1996. The Company expects international sales to continue to represent a significant portion of net sales. International sales are subject to inherent risks, including variations in local economies, fluctuating exchange rates, increased difficulty of inventory management, greater difficulty in accounts receivable collection, costs and risks associated with localizing products for foreign countries, changes in tariffs and other trade barriers, adverse foreign tax consequences, cultural differences affecting product demand and customer service and burdens of complying with a variety of foreign laws. There can be no assurance that one or more of such factors, operating in one or more foreign countries, will not have a material adverse effect on the Company's future international sales, and consequently, the Company. In addition, the Company's business is dependent on products manufactured by foreign suppliers located primarily in Taiwan, Korea, Japan and the People's Republic of China. Purchases from foreign suppliers subject the Company to additional risks, including, among other things, imposition of quotas or trade sanctions, decline in the value of the United States dollar against local currencies causing an effective increase in the cost of finished products and components, shipment delays and the political instability between China and Taiwan. The Company cannot predict the effect that such factors will have on its business arrangements with foreign suppliers, but any such development could have a material adverse effect on the Company.


     Alternative suppliers exist for substantially all materials used in manufacturing the Company's telescopes. However, the loss of any existing supplier of the electronic components contained in certain of the Company's products could have a material adverse effect on the Company. If an alternative supplier is required, the Company believes that it could take up to six months to re-engineer its products to accept the operating requirements of the alternative supplier's components.

     Customer Concentration. Although the Company sold its telescope products to more than 500 customers during the nine months ended November 30, 1996, the Company's seven largest customers accounted for approximately 47.0% of the Company's net sales. The Company has no long-term contracts with any of its customers. The loss of, or the failure to replace, any significant portion of the sales made to any significant customer could have a material adverse effect on the Company. See "Business -- Customers."

     Dependence on Key Employees. The Company is dependent on certain key members of its management, operations and engineering staff, including John C. Diebel, its Chairman of the Board and Chief Executive Officer, and Steven G. Murdock, its President and Chief Operating Officer, the loss of either of whose services could have a material adverse effect on the Company. In addition, failure to attract and retain key personnel could have a material adverse effect on the Company.

     Competition. The telescope and binocular industries are highly competitive and sensitive to consumer needs and preferences. In the telescope market, Meade competes in the United States and Canada with Celestron International ("Celestron"), Bushnell Optical Co. ("Bushnell"), Tasco Sales, Inc. ("Tasco") and Simmons Outdoor, Inc. ("Simmons") and, to a lesser extent, with other significantly smaller companies which service niche markets. In Europe and Japan, the Company competes primarily with Celestron and Vixen Optical Industries Ltd. and with other smaller regional telescope importers and manufacturers. In addition, some of the Company's current and potential competitors in the telescope market may possess greater financial or technical resources and competitive cost advantages due to a number of factors, including, without limitation, lower taxes and substantially lower costs of labor associated with manufacturing.

     In the binocular market, which is generally more competitive than the telescope market, with a greater number of competitors at each price point, the Company competes primarily with Bushnell, Nikon Inc., Canon Inc., Minolta Camera Co., Ltd., Pentax Corporation, Tasco, Simmons and various smaller manufacturers and resellers. Many of these competitors in the binocular market have significantly greater brand name recognition and financial and technical resources than those of the Company, and many have long-standing positions, customer relationships and established brand names in their respective markets. See "Business -- Competition."


     Reliance on Intellectual Property Rights. The Company relies primarily on a combination of patent, copyright, and trade secret protections in confidentiality agreements to establish and protect its intellectual property rights. There can be no assurance that the Company's measures to protect its intellectual property rights will deter or prevent unauthorized use of the Company's technology. In addition, the laws of certain foreign countries may not protect the Company's intellectual property rights to the same extent as the laws of the United States. The Company's inability to protect its proprietary rights in the United States or internationally could have a material adverse effect on the Company.


     Claims by third parties that the Company's current or future products or processes infringe upon their intellectual property rights may have a material adverse effect on the Company. The Company does not normally perform any formal surveys or studies relating to whether its products or processes infringe upon the intellectual property rights of others, and it would be difficult to establish whether a given product or process infringes upon the intellectual property rights of others. Intellectual property litigation is complex and expensive, and the outcome of such litigation is difficult to predict. Any future potential litigation, regardless of outcome, could result in substantial expense to the Company and significant diversion of the efforts of the Company's management and technical personnel. An adverse determination in any such litigation could subject the Company to significant liabilities to third parties, require disputed rights to be licensed from such parties, if licenses to such rights were obtainable, or require the Company to cease using such technology. There can be no assurance that if such licenses were obtainable, they would be obtainable at costs reasonable to the Company. If forced to cease using such technology, there can be no assurance that the Company would be able to develop or obtain alternative technology. Accordingly, an adverse determination in a judicial or administrative proceeding, changes in patent or copyright laws or failure of the Company to obtain necessary licenses may prevent the Company from manufacturing, using or selling certain of its products or processes, which could have a material adverse effect on the Company.


     Benefits of Offering to Selling Stockholder. The Selling Stockholder will receive certain benefits from the sale of the Common Stock offered hereby. Specifically, the Company intends to use approximately $6.9 million of the net proceeds of the Offering to redeem from the Selling Stockholder all of the outstanding shares of Redeemable Preferred Stock, including all accrued dividends thereon. In addition, assuming that the over-allotment option granted to the Underwriters is exercised in full, the Selling Stockholder will sell 1,000,000 shares of Common Stock in the Offering and will receive approximately $8.4 million in net proceeds, based upon an initial public offering price of $9.00 per share (the midpoint of the estimated initial public offering price range) after deducting the estimated underwriting discounts and commissions, but excluding any expenses to be reimbursed. See "Certain Transactions."

     Environmental Matters. Increasing public attention has been focused on the environmental impact of many businesses. Federal, state and local laws and regulations impose various environmental controls on the storage, handling, discharge and disposal of certain materials used in the Company's manufacturing process. Although the Company has not experienced a material adverse effect on its operations from environmental laws, there can be no assurance that changes in such laws will not impose the need for additional capital equipment or other requirements or restrict the Company's ability to expand its operations. Any failure by the Company to comply with such environmental laws could subject the Company to future liabilities or could cause its manufacturing operations to be limited or suspended, thereby causing a material adverse effect on the Company.


     Concentration of Ownership. Following the Offering, the Company's senior management will beneficially own approximately 33.3% of the outstanding shares of Common Stock. Additionally, the Company's ESOP will own 20.0% of the outstanding Common Stock after the Offering. The committee that administers the ESOP (the "ESOP Committee") is comprised primarily of members of senior management and generally directs the voting of unallocated shares and shares for which participants do not provide voting instructions. As a result, such persons will have the ability to influence the election of the Company's directors and the outcome of corporate actions requiring stockholder approval. This concentration of ownership may have the effect of delaying or preventing a change in control of the Company. See "Principal and Selling Stockholders."


     Absence of a Public Trading Market; Volatility of Stock Price. Prior to the Offering, there has been no public market for the Company's Common Stock, and there can be no assurance that a significant public trading market for the Common Stock will develop or be sustained after the Offering. The initial public offering price will be determined by negotiations among the Company, the Selling Stockholder and the Underwriters. See "Underwriting." The negotiated initial public offering price may not be indicative of the market price for the Common Stock after the Offering. The market price of the Company's Common Stock may be highly volatile due to factors such as fluctuations in the Company's or its competitors' operating results, announcements of technological advances or new products by the Company or its competitors, changes in the Company's relationships with its suppliers or customers, reports or recommendations by securities industry analysts or any of the other factors listed under "Risk Factors." Moreover, broad market fluctuations and general economic or political conditions may adversely affect the market price of the Company's Common Stock, regardless of the Company's actual performance.

     Shares Eligible for Future Sale. Sales of substantial amounts of Common Stock in the public market after the Offering could adversely affect the prevailing market price of the Common Stock. In addition to the 2,500,000 shares of Common Stock offered by the Company and the 870,000 shares of Common Stock offered by the Selling Stockholder, there will be 4,130,000 shares of Common Stock outstanding after the Offering which will be "restricted securities" (the "Restricted Securities") under the Securities Act of 1933, as amended (the "Securities Act"). Beginning 270 days after the date of this Prospectus, at least 2,500,000 Restricted Securities will become eligible for sale in the public market pursuant to the expiration of certain lock-up agreements with the Company, subject to the holding period, volume and other restrictions of Rule 144 promulgated under the Securities Act. In addition, the remaining 130,000 shares held by the Selling Stockholder shall become eligible for sale in the public market 180 days after the date of this Prospectus, subject to the holding period, volume and other restrictions of Rule 144. Contemporaneous public sales of these shares in substantial amounts could adversely affect the trading price of the Common Stock. See "Shares Eligible for Future Sale" and "Description of Capital Stock."

     Dilution. All of the currently outstanding shares of Common Stock were issued at prices substantially lower than the price of the shares of Common Stock offered hereby. Investors participating in the Offering will incur immediate and substantial dilution of $6.91 in the net tangible book value per share of the Common Stock from the initial public offering price. See "Dilution" and "Principal and Selling Stockholders."

     Anti-takeover Effects of Certain Certificate of Incorporation and Bylaw Provisions and Delaware Law; Possible Issuance of Preferred Stock. The Company's Certificate of Incorporation and Bylaws provide for (i) a classified board of directors with staggered three year terms, (ii) advance notice requirements for stockholder proposals and director nominations, (iii) a prohibition on stockholder action by written consent and (iv) limitations on calling stockholder meetings. In addition, the Company is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibits the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. These provisions, along with certain provisions of the California General Corporation Law applicable to the Company, could have the effect of discouraging certain attempts to acquire the Company which could deprive the Company's stockholders of the opportunity to sell their shares of Common Stock at prices higher than prevailing market prices. In addition, upon completion of this Offering, the Board of Directors will have authority to issue up to 1,000,000 shares of Preferred Stock and to fix the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock could affect adversely the voting power of holders of Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. Additionally, the issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company, may discourage bids for the Common Stock at a premium over the market price of the Common Stock and may affect adversely the market price of and the voting and other rights of the holders of the Common Stock. See "Description of Capital Stock."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of 2,500,000 shares of Common Stock offered by the Company hereby are estimated to be $20.1 million (assuming an initial public offering price of $9.00 per share and after deducting the estimated underwriting discounts and commissions and offering expenses payable by the Company, a portion of which may be reimbursed by the Selling Stockholder (see "Certain Transactions")). The Company will not receive any portion of the proceeds from the sale of any shares by the Selling Stockholder.


     In April 1996, the Company entered into a five-year Loan and Security Agreement with Fleet Capital Corporation (the "Loan Agreement") which provided the Company with a $10.0 million revolving line of credit facility and a $9.5 million term note. In addition, the Company obtained $6.0 million in April 1996 from the sale to the Selling Stockholder of 1,000 shares of Redeemable Preferred Stock and a warrant to purchase 1,000,000 shares of Series A Common Stock. The proceeds from these sources were used principally by the Company in April 1996 to (i) make an $11.0 million term loan to the ESOP, the proceeds of which were used by the ESOP to purchase the Company's Series B Common Stock from senior management, (ii) repay approximately $2.0 million in subordinated notes outstanding to certain senior management stockholders of the Company, (iii) repay approximately $600,000 of bank term debt and (iv) reimburse $1.1 million of expenses related to the ESOP transaction. See "Certain Transactions."



     The Company intends to use approximately $6.9 million of the net proceeds to redeem all of its outstanding shares of Redeemable Preferred Stock from the Selling Stockholder and pay all accrued dividends thereon. The Redeemable Preferred Stock has a cumulative 14% dividend on the $6.0 million redemption amount, a liquidation preference and a five-year mandatory redemption provision. In addition, the Company intends to use approximately $8.2 million of the net proceeds to repay the term note payable to Fleet Capital Corporation which bears interest at the bank's base rate (equivalent to prime) plus 0.75% with annual principal of $1.6 million payable in defined quarterly amounts for five years with any remaining principal and interest due in full at the end of the five years. The Company intends to use the remaining proceeds for general corporate purposes.


     Pending use of the proceeds from the Offering, the Company will invest the funds in investment grade interest-bearing securities, including government obligations and other money market instruments. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                DIVIDEND POLICY

     Other than dividends paid to the Company's ESOP, the Company has not paid any cash dividends on its Common Stock and does not anticipate paying any dividends on the Common Stock in the foreseeable future. The Company intends to pay a dividend to the ESOP for the period from March 1, 1997 through the completion of this Offering (approximately $60,000). Although the Company intends to make future contributions to the ESOP upon Board approval, no future dividends (other than dividends paid to all holders of Common Stock) will be paid to the ESOP with respect to periods after the completion of this Offering. The Company's ability to pay dividends is restricted under a Loan and Security Agreement between the Company and Fleet Capital Corporation. See Note 4 of Notes to the Financial Statements.

                                    DILUTION

     As of November 30, 1996, the Company had a net tangible book value of approximately $(950,000) or $(0.19) per share of Common Stock based upon 5,000,000 shares of Common Stock outstanding. Net tangible book value per share is determined by dividing the net tangible book value of the Company (total tangible assets less total liabilities) by the number of shares of Common Stock. After giving effect to the sale by the Company of the 2,500,000 shares of Common Stock hereby at an assumed initial public offering price per share of $9.00 (after application of the net proceeds therefrom and early redemption of the Redeemable Preferred Stock in excess of its carrying value), the Company's net tangible book value as of November 30, 1996 would have been $15.7 million, or $2.09 per share of Common Stock. This represents an immediate increase in net tangible book value of $2.28 per share to existing stockholders and an immediate dilution of $6.91 per share to new investors purchasing shares in the Offering. The following table illustrates this per share dilution:

    Assumed initial public offering price per share.....................             $9.00
      Net tangible book value per share before the Offering.............  $(0.19)
      Increase per share attributable to new investors..................    2.28
                                                                          ------
    Pro forma net tangible book value per share after the Offering......              2.09
                                                                                     -----
    Dilution per share to new investors(1)..............................             $6.91
                                                                                     =====

     The following table summarizes on a pro forma basis as of November 30, 1996, the relative investments of all existing stockholders and new investors purchasing shares of Common Stock from the Company in the Offering. The calculations are based on an assumed initial public offering price of $9.00 per share, before deducting underwriting discounts and commissions and estimated offering expenses payable by the Company, a portion of which may be reimbursed by the Selling Stockholder. See "Certain Transactions."

                                             SHARES                      TOTAL
                                            PURCHASED                CONSIDERATION
                                      ---------------------     -----------------------     AVERAGE PRICE
                                       NUMBER       PERCENT       AMOUNT        PERCENT       PER SHARE
                                      ---------     -------     -----------     -------     -------------
Existing stockholders(2)............  5,000,000       66.7%     $ 3,511,000       13.5%         $0.70
New investors.......................  2,500,000       33.3%      22,500,000       86.5%         $9.00
                                      ---------     ------      -----------     ------
          Total.....................  7,500,000      100.0%     $26,011,000      100.0%
                                      =========     ======      ===========     ======

---------------
(1) Dilution is determined by subtracting the pro forma net tangible book value per share after the Offering from the amount of cash paid by a new investor for a share of Common Stock.

(2) Sales by the Selling Stockholder in the Offering will reduce the number of shares held by existing stockholders to 4,130,000 shares, or 55.1% of the total shares of Common Stock outstanding, and will increase the number of shares held by new investors to 3,370,000 shares, or 44.9% of the total shares of Common Stock outstanding after the Offering.

                                 CAPITALIZATION

     The following table sets forth the actual capitalization of the Company as of November 30, 1996 and as adjusted to reflect the sale of 2,500,000 shares of Common Stock offered by the Company at an assumed public offering price of $9.00 per share (net of underwriter discounts and commissions and estimated Offering expenses payable by the Company). This table should be read in conjunction with the Financial Statements and Notes to the Financial Statements of the Company and "Management's Discussion and Analysis of Financial Condition and Results of Operations," all included herein.


                                                                          AT NOVEMBER 30, 1996
                                                                        ------------------------
                                                                         ACTUAL      AS ADJUSTED
                                                                        --------     -----------
                                                                             (IN THOUSANDS)
Short-term debt:
  Bank line of credit.................................................  $  8,984      $   4,094
  Current portion of long-term debt...................................     1,584             --
                                                                        --------       --------
          Total short-term debt.......................................  $ 10,568      $   4,094
                                                                        ========       ========
Long-term debt, net of current portion................................  $  7,124             --
                                                                        --------       --------
Redeemable Preferred Stock: 1,000 shares authorized; 1,000 shares
  issued and outstanding, actual(1)...................................     3,041            N/A
                                                                        --------       --------
Stockholders' equity:
  Preferred Stock: 999,000 shares authorized; none issued and outstanding, actual; 1,000,000 shares authorized, $0.01 par value
     per share, none issued and outstanding, as adjusted..............        --             --
  Common Stock:
     Series A Common Stock: 15,000,000 shares authorized; 3,500,000
      shares issued and outstanding, actual...........................     3,511            N/A
     Series B Common Stock: 5,000,000 shares authorized; 1,500,000
      shares issued and outstanding, actual...........................        --            N/A
     Common Stock, $0.01 par value per share; 20,000,000 shares authorized; 7,500,000 shares issued and outstanding, as
      adjusted........................................................       N/A      $      75
Additional paid in capital............................................       N/A         23,561
Retained earnings(1)..................................................     5,544          2,058
                                                                        --------       --------
                                                                           9,055         25,694
Unearned ESOP shares(2)...............................................   (10,005)       (10,005)
                                                                        --------       --------
  Total stockholders' equity (deficit)................................      (950)        15,689
                                                                        --------       --------
          Total capitalization........................................  $  9,215      $  15,689
                                                                        ========       ========


---------------
(1) The Redeemable Preferred Stock redemption value at November 30, 1996, including accrued dividends, was approximately $6.5 million. Assuming the redemption of the Redeemable Preferred Stock, retained earnings, as adjusted, have been reduced by the difference between the carrying value of the Redeemable Preferred Stock and its redemption value.

(2) For a discussion of the Unearned ESOP shares see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                         SELECTED FINANCIAL INFORMATION
 (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AND WEIGHTED AVERAGE SHARE AMOUNTS)

     The following data, insofar as it relates to each of the fiscal years 1994 through 1996 and the nine months ended November 30, 1996, has been derived from audited financial statements, including the balance sheets at February 28, 1995, February 29, 1996 and November 30, 1996 and the related statements of income and of cash flows for the three years ended February 29, 1996 and the nine months ended November 30, 1996, and notes thereto appearing elsewhere herein. The data for the nine months ended November 30, 1995 has been derived from unaudited financial statements also appearing herein and which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim period. The data for the years ended February 29, 1992 and February 28, 1993 has been derived from unaudited financial statements not included herein and which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results, for the years ended February 29, 1992 and February 28, 1993, respectively.


                                                                                              NINE MONTHS ENDED NOVEMBER 30,
                                         FISCAL YEAR ENDED FEBRUARY 28(29),              ----------------------------------------
                              ---------------------------------------------------------                               PRO FORMA
                                 1992         1993        1994       1995       1996        1995          1996         1996(1)
                              -----------  -----------  ---------  ---------  ---------  -----------  ------------  -------------
                              (UNAUDITED)  (UNAUDITED)                                   (UNAUDITED)                 (UNAUDITED)
INCOME STATEMENT DATA:
  Net sales..................  $  10,149    $  13,887   $  16,628  $  24,934  $  29,770   $  23,459    $   38,966     $  38,966
  Cost of sales..............      7,385       10,840      11,670     17,040     20,054      15,827        26,267        26,267
                               ---------    ---------   ---------  ---------  ---------   ---------    ----------    ----------
  Gross profit...............      2,764        3,047       4,958      7,894      9,716       7,632        12,699        12,699
  Selling expenses...........        983        1,438       1,565      2,035      2,832       2,158         3,555         3,555
  General and administrative
    expenses.................      1,059          986       1,378      2,118      2,651       1,966         2,664         2,664
  Research and development
    expenses.................        320          274         425        423        518         396           444           444
  Amortization of deferred
    credit...................        (35)         (63)        (53)        --         --          --            --            --
  ESOP contribution(2).......         --           --          --         --         --          --         1,745           750
  Certain charges(3).........         --           --          --         --        300          --           340           340
                               ---------    ---------   ---------  ---------  ---------   ---------    ----------    ----------
  Operating income(4)........        437          412       1,643      3,318      3,415       3,112         3,951         4,946
  Interest expense...........        329          395         493        470        659         496         1,253           344
                               ---------    ---------   ---------  ---------  ---------   ---------    ----------    ----------
  Income before income
    taxes....................        108           17       1,150      2,848      2,756       2,616         2,698         4,602
  Income taxes...............          1            1         110        797      1,200       1,177         1,133         1,910
                               ---------    ---------   ---------  ---------  ---------   ---------    ----------    ----------
  Net income.................        107           16       1,040      2,051      1,556       1,439         1,565         2,692
  Accretion on Redeemable
    Preferred Stock..........         --           --          --         --         --          --          (541)(5)          --
  Redemption of Redeemable
    Preferred Stock..........         --           --          --         --         --          --            --        (3,500)
                               ---------    ---------   ---------  ---------  ---------   ---------    ----------    ----------
  Net income (loss) available
    to common stockholders...  $     107    $      16   $   1,040  $   2,051  $   1,556   $   1,439    $    1,024     $    (808)
                               =========    =========   =========  =========  =========   =========    ==========    ==========
  Per share information:
    Net income before
      adjustment to net
      income available per
      common share...........  $    0.02    $    0.00   $    0.22  $    0.44  $    0.33   $    0.31    $     0.43     $    0.45
    Accretion on Redeemable
      Preferred Stock........         --           --          --         --         --          --         (0.15)           --
    Redemption of Redeemable
      Preferred Stock........         --           --          --         --         --          --            --         (0.58)
                               ---------    ---------   ---------  ---------  ---------   ---------    ----------    ----------
    Net income (loss)
      available per common
      share to common
      stockholders...........  $    0.02    $    0.00   $    0.22  $    0.44  $    0.33   $    0.31    $     0.28     $   (0.13)
                               =========    =========   =========  =========  =========   =========    ==========    ==========
  Supplemental net income per
    common share
    (unaudited)..............         --           --          --         --  $    0.37          --    $     0.47            --
                                                                              =========                ==========
  Weighted average common
    shares outstanding.......  4,682,472    4,682,472   4,682,472  4,682,472  4,682,472   4,682,472     3,608,335     5,999,040
                               =========    =========   =========  =========  =========   =========    ==========    ==========



                                                                                                             NOVEMBER 30,
                                                  FEBRUARY 28(29),                                    ---------------------------
                              ---------------------------------------------------------                               PROFORMA
                                 1992         1993        1994       1995       1996                      1996         1996(1)
                              -----------  -----------  ---------  ---------  ---------               ------------  -------------
                              (UNAUDITED)  (UNAUDITED)                                                               (UNAUDITED)
BALANCE SHEET DATA:
  Working capital............  $     919    $     699   $   1,176  $   3,358  $   4,183                $    7,124     $  14,656
  Total assets...............      4,473        6,929       7,992     10,197     13,035                    27,447        32,072
  Total current
    liabilities..............      3,231        5,797       6,153      5,827      7,364                    17,556        14,649
  Long-term debt, less
    current portion..........      1,064          955         571      1,054        818                     7,732           608
  Redeemable Preferred
    Stock....................         --           --          --         --         --                     3,041            --
  Stockholders' equity
    (deficit)................        108          124       1,164      3,215      4,771                      (950)       16,747

---------------

(1) Pro forma amounts are adjusted to reflect (i) the sale by the Company of 2,500,000 shares of Common Stock offered at an assumed Offering price of $9.00, (ii) the application of net proceeds therefrom (see "Use of Proceeds") as if the Offering had been consummated on March 1, 1996 and
    (iii) the effect of the April 23, 1996 recapitalization transactions retroactively applied to March 1, 1996. See "Certain Transactions." Pro forma income before income taxes reflects reduced interest expense on $9.5 million of term debt assumed to be repaid with proceeds of the Offering and the average revolver balance assumed to be repaid with the proceeds of the Offering, net of tax effect. By assuming the Offering was effective at the beginning of the period, both the Accretion on the Redeemable Preferred Stock and the non-recurring portion of ESOP contribution (consisting of a dividend on the Series B Common Stock) are eliminated on a pro forma basis. The pro forma Redemption of Redeemable Preferred Stock represents the difference between the carrying value ($2.5 million) and the redemption value ($6.0 million) at the beginning of the period and is a non-recurring item that is charged to retained earnings. The amount of this difference reduces Net income (loss) available to common stockholders.



(2) ESOP contributions of $1.7 million for the nine months ended November 30, 1996 represent (i) contributions of $750,000 accrued for the period based on an expected Company contribution of $1.0 million for the fiscal year ending February 28, 1997 and (ii) dividends of $995,000 declared and paid on the Series B Common Stock. The dividends paid are treated as an ESOP contribution as the dividends are used to repay the principal balance of a loan payable by the ESOP to the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operation -- Liquidity and Capital Resources."


(3) Certain charges for the fiscal year ended February 29, 1996 consist of one-time contractual bonuses accrued on behalf of certain officers in connection with the Company's formation of the ESOP and the related recapitalization effected in April 1996. Certain charges for the nine months ended November 30, 1996 consist of one-time contractual bonuses accrued on behalf of certain members of senior management as set forth in the Securities Purchase Agreement, dated April 23, 1996, between the Company and Churchill ESOP Capital Partners, A Minnesota Limited Partnership.


(4) Operating income before certain charges and before the non-recurring portion of ESOP contribution consisting of a $995,000 dividend for the year ended February 29, 1996 and for the nine months ended November 30, 1996 was $3.7 million and $5.3 million, respectively. The Company's management believes that operating income before certain charges and before the non-recurring portion of ESOP contribution is an important measure for year-to-year comparisons because it eliminates the effect of one-time unusual charges. This measure of operating income is not provided for under generally accepted accounting principles.



(5) Represents accretion reflecting original issue discount and accrued dividends on the Redeemable Preferred Stock.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                           OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

     The following discussion and analysis of the Company's financial condition and results of operations is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus.

OVERVIEW

     Founded in 1972, Meade designs, manufactures and distributes telescopes and accessories for the beginning to serious amateur astronomer. The Company offers a broad range of products, including more than 40 different telescope models with several different optical configurations as well as more than 250 accessory products. The Company manufactures all of its high-end advanced telescopes in its manufacturing facility in Irvine, California, and employs seven engineers on-site to develop new products, technological advances and improvements to existing products. See "Business -- Competitive Strengths -- New Products/Research and Development." The majority of the Company's less-expensive telescopes are manufactured in Taiwan. To ensure that the telescopes produced in Taiwan are of high quality, the Company is party to an exclusive arrangement with the Taiwanese Factory, in which the Taiwanese Factory manufactures telescopes only for Meade. See "Business -- Competitive Strengths -- Quality Control."


     The Company sells its products domestically through a network of direct mail order dealers, specialty retailers and mass merchandisers and internationally through foreign distributors. This mix of distribution channels has traditionally remained relatively constant with the exception of the Company's recent increase in sales to mass merchandisers. To complement its extensive line of telescopes and leverage its distribution system, Meade has recently introduced a complete line of binoculars to be sold under the Meade brand name. See "Business -- Sales and Marketing."



     Net sales for Meade increased from $10.1 million to $29.8 million during the fiscal years from 1992 to 1996. Furthermore, net sales for the nine months ended November 30, 1996 increased from $23.5 million to $39.0 million, an increase of 66.1% over the nine months ended November 30, 1995. Income from operations increased from $437,000 to $3.4 million during the fiscal years from 1992 to 1996. Income from operations for the nine months ended November 30, 1996 increased by $839,000, or 27.0%, over the nine months ended November 30, 1995. In addition, income from operations before certain charges and before a non-recurring ESOP contribution for the nine months ended November 30, 1996 increased by $2.2 million, or 69.9% over the nine months ended November 30, 1995. The Company attributes these increases to its emphasis on research, development and successful introduction of new products, enhancements to existing products and its increase in marketing and customer service and support activities. See "Business -- Introduction."

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, certain items from the Company's Income Statements as a percentage of net sales for the periods indicated.


                                                                                     NINE MONTHS
                                                         FISCAL YEAR ENDED              ENDED
                                                         FEBRUARY 28(29),           NOVEMBER 30,
                                                     -------------------------     ---------------
                                                     1994      1995      1996      1995      1996
                                                     -----     -----     -----     -----     -----
Net sales..........................................  100.0%    100.0%    100.0%    100.0%    100.0%
Cost of sales......................................   70.2      68.3      67.4      67.5      67.4
                                                     -----     -----     -----     -----     -----
Gross profit.......................................   29.8      31.7      32.6      32.5      32.6
Operating expenses:

  Selling expenses.................................    9.4       8.2       9.5       9.2       9.1
  General and administrative expenses..............    8.3       8.5       8.9       8.4       6.8
  Research and development expenses................    2.5       1.7       1.7       1.7       1.1
  Amortization of deferred credit..................   (0.3)       --        --        --        --
  ESOP contribution................................     --        --        --        --       4.6
  Certain charges..................................     --        --       1.0        --       0.9
                                                     -----     -----     -----     -----     -----
          Total operating expenses.................   19.9      18.4      21.1      19.3      22.5
                                                     -----     -----     -----     -----     -----
Income from operations.............................    9.9      13.3      11.5      13.2      10.1
Interest expense...................................    3.0       1.9       2.2       2.1       3.2
                                                     -----     -----     -----     -----     -----
Income before income taxes.........................    6.9      11.4       9.3      11.1       6.9
Provision for income taxes.........................    0.7       3.2       4.0       5.0       2.9
                                                     -----     -----     -----     -----     -----
Net income.........................................    6.2       8.2       5.3       6.1       4.0
                                                     =====     =====     =====     =====     =====


NINE MONTHS ENDED NOVEMBER 30, 1996 COMPARED TO NINE MONTHS ENDED NOVEMBER 30, 1995


     Net sales increased from $23.5 million for the nine months ended November 30, 1995 to $39.0 million for the nine months ended November 30, 1996, an increase of 66.1%. This increase was primarily due to (i) an increase of $10.1 million in net sales of less-expensive telescopes, primarily due to increases in sales to mass merchandisers (see "Business -- Sales and Marketing"), (ii) an increase of $1.3 million in net sales of telescope accessories and (iii) an increase of $3.2 million in net sales of new products introduced in late fiscal 1996 and early fiscal 1997, including the ETX Astro Telescope, the LX50 and LX10 lines of Schmidt-Cassegrain and Maksutov-Cassegrain telescopes.



     Gross profit increased from $7.6 million (32.5% of net sales) for the nine months ended November 30, 1995 to $12.7 million (32.6% of net sales) for the nine months ended November 30, 1996, an increase of 67.1%. Gross profit as a percentage of net sales remained constant as a result of variations in product mix.


     Selling expenses increased from $2.2 million (9.2% of net sales) for the nine months ended November 30, 1995 to $3.6 million (9.1% of net sales) for the nine months ended November 30, 1996, an increase of 63.6%. This increase principally reflects (i) higher advertising and other selling expenses to support higher sales volumes for the nine months ended November 30, 1996 as compared to the nine months ended November 30, 1995, (ii) higher freight and other shipping costs due to higher sales volumes for the nine months ended November 30, 1996 as compared to the nine months ended November 30, 1995 and
(iii) higher costs due to a net increase in selling and shipping personnel for the nine months ended November 30, 1996 as compared to the nine months ended November 30, 1995.

     General and administrative expenses increased from $2.0 million (8.4% of net sales) for the nine months ended November 30, 1995 to $2.7 million (6.8% of net sales) for the nine months ended November 30, 1996, an increase of 35.0%. The increase in the general and administrative expenses principally reflects higher personnel-related costs and general office costs for the nine months ended November 30, 1996 as compared to the nine months ended November 30, 1995. The decrease in general and administrative expenses as a percentage of net sales for the nine months ended November 30, 1996 as compared to the comparable period in the prior year was primarily due to efficiencies achieved by allocating the Company's fixed expenses over the increased revenue base.

     Research and development expenses increased from $396,000 (1.7% of net sales) for the nine months ended November 30, 1995 to $444,000 (1.1% of net sales) for the nine months ended November 30, 1996, an increase of 12.1%. This increase was principally due to higher personnel-related costs and higher outside consulting costs for the nine months ended November 30, 1996, as compared to the nine months ended November 30, 1995.


     The ESOP contribution expense of $1.7 million for the nine months ended November 30, 1996, represents (i) an accrual of $750,000 for three quarters of the expected Company contribution to the ESOP for the fiscal year ending February 28, 1997 (the ESOP was effective March 1, 1996 and, therefore, there is no comparable expense for the nine months ended November 30, 1995) and (ii) dividends of $995,000 declared and paid on the Series B Common Stock. The dividends paid are treated as an ESOP contribution as the dividends are used to repay the principal balance of a loan payable by the ESOP to the Company.


     Certain charges for the nine months ended November 30, 1996 represent one-time contractual bonuses of $340,000 accrued on behalf of certain members of senior management as described in the Securities Purchase Agreement, dated April 23, 1996, between the Company and Churchill ESOP Capital Partners, A Minnesota Limited Partnership ("Churchill").

     Interest expense increased from $496,000 for the nine months ended November 30, 1995 to $1.3 million for the nine months ended November 30, 1996, an increase of 162.1%. This increase was principally due to (i) interest expense on the bank term debt incurred in connection with the ESOP recapitalization in April 1996, and (ii) increased average outstanding balances on the bank line of credit to support higher receivables and inventory associated with increased sales of less-expensive telescopes for the nine months ended November 30, 1996, as compared to the nine months ended November 30, 1995.


     Income taxes decreased from $1.2 million (45.0% of income before income taxes) for the nine months ended November 30, 1995 to $1.1 million (42.0% of income before income taxes) for the nine months ended November 30, 1996. The reduction in the tax rate for the nine months ended November 30, 1996, as compared to the nine months ended November 30, 1995, was due to differences in the effect of expenses not deductible for tax purposes in each period.


FISCAL 1996 COMPARED TO FISCAL 1995

     Net sales increased from $24.9 million in fiscal 1995 to $29.8 million in fiscal 1996, an increase of 19.7%. This increase was due primarily to an increase of $3.0 million in net sales of the Company's less-expensive telescopes.

     Gross profit increased from $7.9 million (31.7% of net sales) in fiscal 1995 to $9.7 million (32.6% of net sales) in fiscal 1996, an increase of 22.8%. The increase in the gross profit as a percentage of net sales was principally due to the increased sales of the Company's less-expensive telescopes, which generally have a higher gross profit margin than the Company's other products.

     Selling expenses increased from $2.0 million (8.2% of net sales) in fiscal 1995 to $2.8 million (9.5% of net sales) in fiscal 1996, an increase of 40.0%. This increase principally reflects (i) increases in advertising and freight costs due to higher sales volumes in fiscal 1996 compared to fiscal 1995 and
(ii) higher personnel-related costs due to net increases in selling and shipping personnel in fiscal 1996 as compared to fiscal 1995.

     General and administrative expenses increased from $2.1 million (8.5% of net sales) in fiscal 1995 to $2.7 million (8.9% of net sales) in fiscal 1996, an increase of 28.6%. This increase principally reflects higher costs due to net increases in general and administrative personnel and executive salary increases in fiscal 1996 as compared to fiscal 1995.

     Research and development expenses increased from $423,000 (1.7% of net sales) in fiscal 1995 to $518,000 (1.7% of net sales) in fiscal 1996, an increase of 22.5%. This increase principally reflects higher costs due to increases in research and development personnel.

     During fiscal 1996 the Company incurred certain charges that are not expected to continue into future periods. These charges, totaling $300,000 in fiscal 1996, related to management bonuses awarded in connection with the completion of the ESOP recapitalization. There were no comparable charges in fiscal 1995.

     Interest expense increased from $470,000 in fiscal 1995 to $659,000 in fiscal 1996, an increase of 40.2%. The increase was primarily due to increased average outstanding balances on the bank line of credit to support increased sales for less-expensive telescopes in fiscal 1996 compared to fiscal 1995.

     Income taxes increased from $797,000 (28.0% of income before income taxes) in fiscal 1995 to $1.2 million (43.5% of income before income taxes) in fiscal 1996. The tax rate in fiscal 1995 reflects the utilization of approximately $430,000 in net operating loss carry forwards, for which no benefit had previously been recognized. There were no net loss carry forwards available for utilization in fiscal 1996.

FISCAL 1995 COMPARED TO FISCAL 1994


     Net sales increased from $16.6 million in fiscal 1994 to $24.9 million in fiscal 1995, an increase of 50.0%. This increase was due primarily to (i) an increase of $3.7 million in net sales of the Company's less-expensive telescopes, (ii) an increase of $2.4 million in net sales of LX200 model telescopes and (iii) an increase of $1.2 million in net sales of telescope accessories.


     Gross profit increased from $5.0 million (29.8% of net sales) in fiscal 1994 to $7.9 million (31.7% of net sales) in fiscal 1995, an increase of 58.0%. The increase in the gross profit as a percentage of net sales was principally due to the increased sales of the Company's less-expensive telescopes which generally have a higher gross profit margin than the Company's other products.

     Selling expenses increased from $1.6 million (9.4% of net sales) in fiscal 1994 to $2.0 million (8.2% of net sales) in fiscal 1995, an increase of 25.0%. This increase principally reflects increases in advertising and freight costs due to higher sales volumes in fiscal 1995 compared to fiscal 1994.

     General and administrative expenses increased from $1.4 million (8.3% of net sales) in fiscal 1994 to $2.1 million (8.5% of net sales) in fiscal 1995, an increase of 50.0%. This increase principally reflects higher costs due to increases in general and administrative personnel.

     Research and development expenses decreased from $425,000 (2.5% of net sales) in fiscal 1994 to $423,000 (1.7% of net sales) in fiscal 1995. Increases in personnel related costs during fiscal 1995 were offset by decreases in outside consulting expenses as compared to fiscal 1994.

     Interest expense decreased from $493,000 in fiscal 1994 to $470,000 in fiscal 1995, a decrease of 4.7%. This decrease was primarily due to changes in the mix of bank and other borrowings in fiscal 1995 compared to fiscal 1994.

     Income taxes increased from $110,000 (9.6% of income before income taxes) in fiscal 1994 to $797,000 (28.0% of income before income taxes) in fiscal 1995. The tax rate in fiscal 1994 reflects the utilization of approximately $145,000 in net operating loss carryforwards, for which no benefit had previously been recognized and a decrease of $200,000 in the valuation allowance. The tax rate in fiscal 1995 reflects the utilization of approximately $430,000 in net operating loss carryforwards, for which no benefit had previously been recognized.

QUARTERLY RESULTS OF OPERATIONS

     The Company has experienced, and expects to continue to experience, substantial fluctuations in its sales, gross margins and profitability from quarter to quarter. Factors that influence these fluctuations include the volume and timing of orders received, changes in the mix of products sold, market acceptance of the Company's products, competitive pricing pressures, the Company's ability to meet increasing demand and delivery schedules, the timing and extent of research and development expenses, and the timing and extent of product development costs. In addition, a substantial portion of the Company's net sales and operating income typically occurs in the third quarter of the Company's fiscal year primarily due to disproportionately higher customer demand for less-expensive telescopes during the Christmas holiday season.

     The following table presents unaudited financial results for each of the eight quarters in the period ended November 30, 1996. The Company believes that all necessary adjustments have been included to present fairly the quarterly information when read in conjunction with the Financial Statements and Notes included elsewhere in this Prospectus. The operating results for any quarter are not necessarily indicative of the results for any subsequent quarter or for the fiscal year ended February 28, 1997.


                                   FISCAL 1995                             FISCAL 1996                        FISCAL 1997
                      -------------------------------------   -------------------------------------   ---------------------------
                       FIRST    SECOND     THIRD    FOURTH     FIRST    SECOND     THIRD    FOURTH     FIRST    SECOND     THIRD
                      QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER
                      -------   -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
                                                               (IN THOUSANDS OF DOLLARS)
Net sales...........  $4,352    $5,955    $8,969    $5,658    $4,812    $7,260    $11,386   $6,310    $7,166    $12,031   $19,769
Gross profit........   1,217     1,822     3,151     1,704     1,400     2,123      4,109    2,084     2,154      3,926     6,619
ESOP contribution...      --        --        --        --        --        --         --       --       250      1,245       250
Operating income....     194       638     1,861       625        50       686      2,376      303       149        557     3,245
Net income (loss)...  $   54    $  372    $1,245    $  380    $  (48)   $  302    $ 1,225   $   77    $  (58)   $    53   $ 1,570


     Quarterly results can be affected by a number of factors including the timing of orders, production delays or inefficiencies, and raw materials availability. See "Risk Factors -- Quarterly Fluctuations and Seasonality" and "Business -- Operations -- Materials and Supplies."

LIQUIDITY AND CAPITAL RESOURCES

     Since 1993, the Company has funded operations primarily through borrowings from banks and financial institutions and proceeds from related party subordinated notes. For the nine months ended November 30, 1996, the Company funded operations principally through borrowings of $6.9 million on its bank line of credit. At November 30, 1996, the Company had accounts receivable of $12.9 million, inventory of $11.3 million and working capital of $7.1 million. Increases in accounts receivable and inventory at November 30, 1996 were primarily due to increased sales for the period and increased stocking levels to support anticipated future sales, respectively.

     Capital expenditures, including financed purchases of equipment, aggregated $537,000, $664,000, $377,000 and $304,000 for the nine months ended November 30,
1996 and the fiscal years ended February 29, 1996 and February 28, 1995 and 1994, respectively. The Company had no material capital expenditure commitments as of November 30, 1996.


     The Company leases a 57,000 square foot manufacturing and corporate facility and a separate 27,000 square foot distribution facility (the "Existing Leases"). At November 30, 1996, monthly lease expenses for these facilities aggregate approximately $34,000. In December 1996, the Company entered into a ten year lease agreement for a new 161,000 square foot facility that the Company expects to begin to occupy in the third quarter of fiscal 1998. Net lease expenses on the new facility are approximately $75,000 per month, with fixed increases of approximately 3% per year. The Company believes there will be no material expenses incurred in connection with the termination of the Existing Leases because (i) the Company intends to sublease its manufacturing and corporate facility or pay a fee to terminate the lease and (ii) the distribution facility lease terminates in October 1997.



     In April 1996, the Company entered into a five-year Loan and Security Agreement with Fleet Capital Corporation (the "Loan Agreement") which provides for (i) a $10.0 million revolving line of credit facility, secured by the Company's accounts receivable and inventories and (ii) a $9.5 million term note (the "term note") secured by the assets of the Company. The term note will be repaid with the proceeds of this Offering. See "Use of Proceeds." The Loan Agreement contains certain financial and operating covenants including compliance with certain financial ratios, limitations on the ability of the Company to incur additional indebtedness and restrictions on, among other things, the Company's ability to pay cash dividends, merge or consolidate with any entity, make loans or advances of money out of the ordinary course of business and make capital expenditures which, in the aggregate, exceed $1.0 million during any fiscal year.


     Also in April 1996, the Company was recapitalized through the sale of Redeemable Preferred Stock to Churchill. For proceeds of $6.0 million, the Company sold 1,000 shares of newly-issued Redeemable Preferred Stock to Churchill and issued a warrant to Churchill to purchase 1,000,000 shares of Series A Common Stock. The Redeemable Preferred Stock has a cumulative annual 14% dividend on the $6.0 million redemption amount, a liquidation preference and a five-year mandatory redemption provision. The Redeemable Preferred Stock will be repurchased by the Company with the proceeds of this Offering. See "Use of Proceeds." The warrant was exercised in April 1996 for an aggregate purchase price of $10,000.

     In April 1996, the Company made an $11.0 million term loan to the ESOP (the "ESOP Loan"), the proceeds of which were used by the ESOP to purchase the Company's Series B Common Stock from senior management. See "Certain Transactions." The ESOP pledged the stock back to the Company as security for the ESOP Loan. The ESOP Loan has a ten-year term and bears interest at 6% per annum. Principal and interest are due semi-annually, subject to the Company making contributions to the ESOP to fund the principal and interest payments.


     Contributions to the ESOP are accounted for as a contribution expense on the Company's income statement and are accrued quarterly based upon the expected annual contribution amount. As quarterly contributions are accrued, the corresponding shares are added to weighted average common shares outstanding; however, unearned ESOP shares on the Company's Balance Sheet are reduced annually following Board approval of the contribution. It is expected that the Board will approve a $1.0 million ESOP contribution for fiscal 1997 which would result in the release of approximately 135,000 shares of Series B Common Stock from unearned ESOP shares.


     The ESOP uses the contributions to repay amounts due on the ESOP Loan. The ESOP contribution expense is a net non-cash charge which is added back to net income to arrive at cash flows provided by operating activities. As the Company makes these non-cash contributions to the ESOP to fund the repayment of the ESOP Loan, the Company will realize cash tax savings equal to the product of the contributions made multiplied by the applicable statutory tax rates in effect at the time. At November 30, 1996, total future planned contributions to be made to the ESOP aggregated $10.25 million.


     The dividend of $995,000 paid in August 1996 to the ESOP on the shares of Series B Common Stock is also accounted for as a contribution expense because the dividends are used to repay the principal balance of the ESOP Loan. The dividend and related repayment of a portion of the ESOP Loan resulted in the release of approximately 136,000 shares of Series B Common Stock from unearned ESOP shares. The shares of Series B Common Stock will be converted into Common Stock upon the closing of the Offering.


     The Company believes that the net proceeds of this Offering, together with internally generated cash flow and borrowing availability, will be sufficient to meet its operating, working capital and capital expenditure requirements through the next twelve months. In the event the Company's plans require more capital than is presently anticipated, the Company's remaining cash balances may be consumed and additional sources of liquidity, such as debt or equity financings, may be required to meet its capital needs. There can be no assurance that additional capital beyond the amounts the Company currently requires will be available on reasonable terms, if at all.

INFLATION

     The Company does not believe that inflation has had a material effect on the results of operations during the past three years. There can be no assurance that the Company's business will not be affected by inflation in the future.

FORWARD-LOOKING INFORMATION

     This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the Risk Factors and elsewhere in this Prospectus.

                                    BUSINESS
INTRODUCTION


     Meade is a leading designer and distributor of telescopes and accessories for the beginning to serious amateur astronomer. Meade has successfully introduced a wide range of new products, resulting in what the Company believes to be the broadest and most complete line of telescopes available. Based on the foregoing and feedback received from customers, management believes that Meade is recognized for its expertise in telescope innovation and the high quality of its products. The Company offers more than 40 different telescope models with several different optical configurations, as well as more than 250 accessory products. The Company's telescopes range in aperture from 2 to 16 inches and in retail price from less than $100 to $15,000.


     Since its founding in 1972, Meade has strived to develop a reputation for providing the amateur astronomer with technically sophisticated products at competitive prices. Meade manufactures the complete line of its advanced astronomical telescopes in Irvine, California, including the production of the optical systems, which are critical components of telescopes. Combining its manufacturing expertise with its dedication to innovation, quality and value, Meade has developed and produced some of the industry's most technologically advanced consumer telescopes at affordable prices. Although professional and institutional applications of Meade's telescopes are not Meade's primary market, the Company's 8-inch and 10-inch Schmidt-Cassegrain telescopes are used by many universities, scientific laboratories and aerospace companies, including the University of California, Los Alamos National Laboratory, Lawrence Livermore Laboratory, National Radio Astronomy Observatory and NASA/Aames Research. The Company has capitalized on its brand name recognition among serious amateur astronomers to market successfully its less-expensive telescopes to beginning and intermediate amateur astronomers. Meade has become a major supplier of telescopes to such retailers as The Nature Company, Service Merchandise, Natural Wonders, Wal-Mart, J.C. Penney and Discovery Channel Stores. To complement its extensive line of telescopes and leverage its distribution system, the Company has recently introduced a complete line of binoculars to be sold under the Meade brand name.


     Meade was sold by its founder and current Chief Executive Officer to a private investor in 1986 and was then reacquired by the Company's current senior management in 1991. After reacquisition, management reemphasized the importance of research and development for new products and product enhancements. Recently, one of Meade's newest products, the ETX Astro Telescope was referred to on the cover of the January 1997 issue of Sky and Telescope as the "hottest scope ever." Meade also significantly broadened the Company's less-expensive telescope line and has an exclusive arrangement with the Taiwanese Factory to manufacture substantially all of the Company's less-expensive telescopes in accordance with the Company's proprietary designs. Meade also has increased the marketing of its products by aggressively advertising in periodicals directed to amateur astronomers and by providing greater support to the Company's dealers, specialty retailers, foreign distributors, mass merchandisers, and the end users of Meade's products. Additionally, Meade publishes a comprehensive, full-color, high quality product catalogue which provides significant product exposure.



     In the United States and Canada, the Company distributes its products through a network of more than 500 specialty retailers and mass merchandisers, which offer Meade's products in more than 1,000 retail store locations. The Company also sells certain of its telescope models to selected national mail order dealers. Meade sells its products internationally through a network of approximately 30 foreign distributors, many of which service retail locations in their respective countries. International sales accounted for approximately 17% of the Company's net sales for the nine months ended November 30, 1996. See "Note 11 to the Financial Statements." The Company also publishes a comprehensive product catalogue which management believes provides extensive exposure for the Company's products.



     Meade's net sales have increased from $10.1 million for the fiscal year ended February 28, 1992, to $29.8 million for the fiscal year ended February 29, 1996. During the same period, operating income increased from $437,000 to $3.7 million before certain charges of $300,000. For the nine months ended November 30, 1996, Meade generated net sales of $39.0 million and operating income of $5.3 million before certain charges of $340,000 and before a non-recurring ESOP contribution of $995,000, compared to $23.5 million and

$3.1 million, respectively, for the nine months ended November 30, 1995. These represent increases in net sales of 66.1% and operating income before certain charges and before the non-recurring ESOP contribution of 69.9% for the nine month periods. See "Selected Financial Information." The Company intends to continue to pursue an integrated strategy of product line expansion, aggressive marketing, expansion into the binocular market and expansion of the Company's distribution network.


INDUSTRY OVERVIEW

     Market-size data for the telescope and binocular industries is difficult to obtain because many of the companies in the industries are either private or subsidiaries or divisions of larger public companies. The Company believes that the overall size of the telescope market is driven, in part, by the introduction of new products.

     The telescope industry is generally divided into two categories (i) advanced astronomical telescopes for serious amateur astronomers who consider astronomy to be an important leisure activity and (ii) less-expensive telescopes for beginning to intermediate amateur astronomers. The market for advanced astronomical or higher-end telescopes is characterized by frequent technological developments, including the recent introduction of electronic and computer-aided features. Serious amateur astronomers demand that the optical, electronic and mechanical performance of the telescopes and accessories they purchase be of very high quality. This high-end telescope market, while smaller than the less-expensive telescope market, continues to drive the technological advances in the industry. Management believes that overall consumer awareness is increased by the advances made in the high-end telescope market.

     Within the industry, manufacturers generally offer three types of telescopes (a) refracting telescopes, which use a lens at the upper end of the optical tube to collect light, (b) reflecting telescopes, which use a concave mirror as the primary optical element and (c) catadioptric (mirror-lens) telescopes, which employ a combination of mirrors and lenses to form the image. Each type has its own advantages: refractors are easy to maintain, yield sharp images and are relatively inexpensive in smaller apertures; reflectors generally are the lowest-cost means of purchasing larger apertures and are well suited to the intermediate amateur astronomer; and mirror-lens telescopes are more portable in larger apertures and are popular among serious amateur astronomers.

COMPETITIVE STRENGTHS


     Meade believes that it derives significant benefits from its position as a leading designer and distributor of telescopes and related products. These benefits include its ability to offer its customers one of the most innovative, broadest product lines available, embodying both high quality and value. The Company attributes its success to the following competitive strengths:


     New Products/Research and Development. Meade places a primary emphasis on product innovation and quality through its research and development efforts. The Company currently employs seven engineers on-site, developing new products, technological advances and improvements to existing products, in an effort to remain the industry leader. The Company is able to obtain additional benefits by out-sourcing certain research and development services to supplement its internal expertise. Because of this dedication to research and development, the Company has been able to introduce many new products over time and has been able to take advantage of certain market opportunities as they have occurred. See "Business -- Products." Meade believes that the members of its senior level management are among the most experienced in the telescope industry. The Company's four most experienced officers have been employed in this industry for an average of more than 21 years. The Company, its management and its employees are dedicated to the goal of producing technically superior yet price-competitive products for the amateur astronomer and have been responsible for some of the industry's most technically advanced consumer telescopes.

     Broadest Line of Products. The Company's strategy has been to leverage its brand name recognition and reputation for high-end telescopes to facilitate the sales of its less-expensive telescopes. As a result, the Company believes it currently has the most complete line of telescopes available, including more than 40 different telescope models with several different optical configurations as well as more than 250 accessory products. The Company's telescopes range in aperture from 2 to 16 inches and in retail price from less than $100 to $15,000.

     Optical Systems Expertise. Meade has made substantial investments to develop an expertise in optical engineering, providing it with the ability to produce high quality optics on-site. Meade employs highly skilled opticians who use sophisticated manufacturing techniques and equipment, including specialized optical polishing machines and vacuum-coating machines, to produce what the Company believes to be the highest quality optics available in the consumer telescope market.

     Quality Control. Meade's manufacturing and engineering personnel coordinate the manufacturing process in order to ensure that product quality is maintained at a high level within an efficient cost structure. The Company has in place quality controls covering all aspects of the manufacturing process of its products, from each product's precision optical system to its final assembly and testing. The Company manufactures all of its high-end advanced telescopes in its manufacturing facility in Irvine, California, while most of the Company's less-expensive telescopes are manufactured for the Company in Taiwan through an exclusive arrangement with the Taiwanese Factory. This exclusive arrangement provides the Company with the ability to exert control over the telescope manufacturing process to ensure the quality and performance of its less-expensive products. To support this arrangement, Meade regularly commits one of its United States based engineers to the Taiwanese Factory.

     Broad Distribution Network. The Company's sales force works closely with specialty retailers, distributors and mass merchandisers on product quality, technical knowledge and customer service. Meade has its own on-site graphic arts department to work with specialty retailers, distributors and mass merchandisers to produce print advertising, hang-tags for displays within retail outlets, and other point-of-sale support. This capability provides the Company's customers with a comprehensive marketing program to assist in their sales efforts. As a result of these efforts, Meade has become a major supplier of telescopes to such retailers as The Nature Company, Service Merchandise, Natural Wonders, Wal-Mart, J.C. Penney and Discovery Channel Stores. Meade also has an expanding international presence. Its sales to foreign distributors have grown from $3.2 million for the fiscal year ended February 28, 1994 to $7.5 million for the fiscal year ended February 29, 1996. Sales to foreign distributors reached $6.8 million for the nine months ended November 30, 1996.

     Superior Customer Service. Meade believes that its high levels of customer service and technical support are important factors that differentiate it from its competitors. In an effort to provide each of the Company's customers with post-sale service and to relieve them of the burden of such service, Meade has established multiple dedicated toll-free telephone numbers so that its customers and end users can call the Company's support personnel with any questions relating to its products. The Company's experience is that product returns from first-time telescope users have been historically higher than necessary for the industry because such first-time customers are often unfamiliar with assembly procedures and telescope operation. The Company believes that providing this toll-free assistance reduces product returns by better educating first-time users. In addition, in an effort to simplify assembly of the Company's products, Meade pre-assembles a substantial portion of its telescopes prior to packaging. Meade also makes available to telescope owners astronomical software and other product enhancements.

GROWTH STRATEGY

     Meade's objective is to expand its position in the domestic and international marketplace for telescopes and binoculars. The key elements of the Company's strategy to achieve this objective are as follows:

     Expansion of Product Lines. The Company continually seeks to develop and introduce new and innovative telescope products and accessories. The Company maintains an on-site engineering staff to pursue research and development opportunities and to respond quickly to market demands for product modification and innovation. Recent new products the Company has introduced include (i) the ETX Astro Telescope ("ETX"), (ii) new celestial observation software and (iii) enhanced CCD digital cameras that permit the generation of high resolution astronomical images from the telescope to a home personal computer. The Company believes that the ETX will have a significant impact on certain segments of the telescope industry permitting, for the first time, the purchase of a high-quality, attractive, portable instrument of sufficient aperture to enable the high resolution observation of celestial and terrestrial objects at a reasonable price. The ETX, introduced in 1996, at present has a four-month back-order. Other new telescopes and existing product upgrades under development are scheduled for release in calendar 1997 and 1998.

     Aggressive Marketing. Meade's marketing philosophy is designed to convey the quality and value of its products, while communicating the sophistication, depth and breadth of selection. Meade advertises in most major domestic and international telescope and astronomy related magazines and periodicals with comprehensive, full color, technically informative advertisements which present a consistent message of innovation and quality about the Company and its products. Meade is a regular advertiser in the two largest domestic astronomy periodicals, Sky and Telescope and Astronomy, and on average purchases eight pages of advertising in every issue of each magazine. The Company plans to market and advertise its binoculars in various bird watching and related magazines and periodicals during calendar 1997. The Company also works with specialty retailers, distributors and mass merchandisers by developing hang-tags, print advertisements, catalogue displays and other print media in an effort to continually provide customers with a consistent message and to assist in their marketing efforts. In addition, the Company publishes a 100-page, full color, high quality catalogue that has been a key component of its overall marketing strategy. The Company believes this catalogue is the most comprehensive and informative catalogue within the industry, with an abundance of technical product information.


     Expansion into Binocular Market. To complement its extensive line of telescopes, Meade has introduced a complete line of binoculars for the consumer market. The Company plans to access its current distribution network for telescopes as a means to market its line of binoculars. The Company plans to follow its sales practices in the telescope market and provide its mail order dealers, specialty retailers, foreign distributors and mass merchandisers with a complete line of binoculars, from entry level to high-end products, together with the same level of marketing and point-of-sale service. See "Risk
Factors -- Uncertain Market for New Binocular Line." Meade's objective is to obtain a reputation for high quality products in the binocular market, similar to its established reputation in the telescope market. As with many of the Company's competitors, Meade purchases its binoculars from manufacturers outside the United States.


     Expansion of Distribution Network. The Company intends to continue to expand its network of mass merchandisers. For example, in the Spring of 1996, Meade added Service Merchandise, and for the Christmas holiday season, Wal-Mart, to its distribution network for telescopes. The Company intends to market to other mass merchandisers as well.

PRODUCTS

     While the human eye is limited by its lens diameter, a telescope serves as a larger "eye," gathering additional light and permitting the observation of objects in tremendously increased detail. The most important operative characteristic of a telescope in gathering light is its aperture, or diameter, rather than its power or magnification. Generally, higher magnification increases object resolution, but aperture ultimately determines how much one can see. Even with the smallest Meade telescopes, one can see clearly and sharply many celestial objects, including the ring system of Saturn as well as Saturn's largest moon, the distinctive cloud belt structure and four principal moons of Jupiter, the moon-like phases of the planet Venus, hundreds of craters and mountain ranges on the Moon, and a multitude of deep-space objects.

     The table below presents a history of Meade's significant product introductions since the formation of the Company in 1972 as well as the evolution of product development over the past 24 years. In addition, the table describes the products and their principal features, suggested retail prices and years of introduction. The products introduced prior to 1990 are no longer manufactured or sold by the Company.



                                               APPROXIMATE
   YEAR                                         SUGGESTED
INTRODUCED              PRODUCT               RETAIL PRICE                  PRODUCT DESCRIPTION
----------   -----------------------------  -----------------     ----------------------------------------
   1972      Models 200 and 300 Series         $    60-250        2" to 3" small refracting telescopes
                                                                  imported from Japan. Complete with
                                                                  tripod and eyepieces on equatorial and
                                                                  altazimuth mounts.
   1977      Model 628 and Model 826           $   400-500        6" and 8" Newtonian reflecting
                                                                  telescopes on equatorial mounts. The
                                                                  first telescopes manufactured by Meade.
   1979      Research Series Models 880,       $1,000-1,700       8", 10" and 12.5" Newtonian reflecting
             1060 and 1266                                        telescopes. Largest, most sophisticated
                                                                  mount produced by the Company up to
                                                                  1979.
   1980      Models 2040 and 2080              $   500-900        4" and 8" fork mounted
                                                                  Schmidt-Cassegrain telescopes with
                                                                  AC-powered worm-gear drive. The
                                                                  Company's first production Schmidt-
                                                                  Cassegrain telescopes.
   1982      Model 2120                        $     1,700        The Company's first 10"
                                                                  Schmidt-Cassegrain telescope.
   1983      Model 90 Series                   $       300        90 mm Maksutov-Cassegrain spotting
                                                                  scopes. The Company's first domestically
                                                                  produced small, portable spotting
                                                                  scopes.
   1984      Model LX3 Series                  $     1,400        8" and 10" Schmidt-Cassegrain telescopes
                                                                  with integrated electronic drive systems
                                                                  to automatically track objects in the
                                                                  sky. The Company's first DC-powered
                                                                  electronically driven
                                                                  Schmidt-Cassegrains.

   1986      SALE OF COMPANY BY THE FOUNDING STOCKHOLDER

   1988      Model LX6 Series                  $     1,600        The Company's first 8" and 10" Schmidt-
                                                                  Cassegrain telescopes featuring
                                                                  microprocessor control. The Company's
                                                                  first telescopes to feature digital
                                                                  read-out of telescope position and
                                                                  Smart-Drive permanent periodic error
                                                                  control.
   1990      Models 226 (now 230), 289 and     $   150-300        The Company's first 60mm refracting and
             4450                                                 114mm reflecting telescopes purchased
                                                                  from the Taiwanese Factory.

   1991      REACQUISITION OF COMPANY BY THE FOUNDING STOCKHOLDER AND SENIOR MANAGEMENT

   1992      Models 390, 395 and 4500          $   400-600        The Company's first 90mm refracting and
                                                                  114mm deluxe reflecting telescopes
                                                                  purchased from the Taiwanese Factory.
                                                                  6", 8", 10" and 16" Newtonian reflecting
                                                                  telescopes on equatorial mounts.
                                                                  Redesign of the Company's Newtonian
                                                                  telescopes. They have since been
                                                                  upgraded to include a DC-powered
                                                                  cordless drive system to track objects
                                                                  in their paths across the sky.
             Starfinder Equatorial Series      $   500-800

                                               APPROXIMATE
   YEAR                                         SUGGESTED
INTRODUCED              PRODUCT               RETAIL PRICE                  PRODUCT DESCRIPTION
----------   -----------------------------  -----------------     ----------------------------------------
   1992      8" and 10" LX200 Models             $2,000-3,000     8" and 10" Schmidt-Cassegrain
 (Cont.)                                                          computerized telescopes with built-in
                                                                  747 celestial object library (later
                                                                  updated to 64,350 objects) and automatic
                                                                  go-to capabilities. The Company's first
                                                                  computerized telescopes with go-to
                                                                  capabilities and an object database.

             Model ED Refractor Series      $    2,000-5,000      ED (Extra-low Dispersion) apochromatic
                                                                  refractors with automatic slewing and
                                                                  go-to capabilities. This line includes
                                                                  4", 5", 6" and 7" telescopes.

   1993      12" LX200 Model                $          4,000      12" Schmidt-Cassegrain computerized
                                                                  telescope.

   1994      Starfinder Dobsonian Series    $      300-1,200      6", 8", 10", 12.5" and 16" Newtonian
                                                                  reflecting telescopes on Dobsonian
                                                                  mounts. The Company's first large
                                                                  Newtonian telescopes on a simple
                                                                  altazimuth mount.

             16" LX200 Model                $         15,000      16" Schmidt-Cassegrain computerized
                                                                  telescope.

             CCD Autoguider/Imagers         $      400-6,000      Digital imaging equipment. Allows user
                                                                  to image celestial objects in a fraction
                                                                  of the time required with traditional
                                                                  astrophotography equipment.

   1995      Model LX50 Series              $    1,200-2,000      7" Maksutov-Cassegrain and 8" and 10"
                                                                  Schmidt-Cassegrain, DC-powered variable
                                                                  speed (to guide and center) telescopes.

             Saturn, Polaris, Infinity and  $        100-300      60mm refracting and 114mm reflecting
             Telestar Models                                      telescopes customized for distribution
                                                                  through speciality retailers and mass
                                                                  merchandisers.

             7" Model LX200                 $          3,000      7" Maksutov-Cassegrain computerized
                                                                  telescope.

   1996      Epoch 2000                     $        150-200      Celestial and image processing software
                                                                  for use with Meade's computerized
                                                                  telescopes and certain other telescopes.

             8" Model LX10                  $          1,000      8" Schmidt-Cassegrain, DC-powered
                                                                  replacement of the Company's original
                                                                  model 2080 telescope.

             Magellan I and II              $        300-500      Computer-assisted telescope pointing
                                                                  systems.

             ETX Astro Telescope            $            500      90mm Maksutov-Cassegrain telescope.
                                                                  Recognized for its product features,
                                                                  portability and affordability.

             Binoculars                     $         50-450      The Company's introduction of a full
                                                                  line of general consumer binoculars.


     Meade has developed and expanded its product line to include a full line of telescopes and accessories for the beginning, intermediate and serious amateur astronomer. Moreover, in addition to adding new products, the Company continually refines and improves its existing products. Certain of Meade's products are described in greater detail below:

     LX Series Telescopes. Among the Company's most sophisticated products are its Schmidt-Cassegrain and Maksutov-Cassegrain telescopes, which incorporate an optical system that provides high-quality resolution, contrast and light transmission. The model LX200 telescopes, available in 7, 8, 10, 12 and 16-inch apertures, are the most popular of the Company's telescopes among serious amateur astronomers. The LX200 telescopes feature a built-in computer library of 64,350 celestial objects. These objects are catalogued in the Company's proprietary hand-held keypad electronic command center, which operates the computerized control system for the LX200 telescopes. By entering any of the celestial objects into the keypad, the telescope automatically locates and tracks the selected object. The LX series telescopes represented approximately 2% of telescope units shipped and approximately 22% of the Company's net sales for the nine months ended November 30, 1996.

     Entry-Level Small Refracting and Reflecting Telescopes. Designed specifically for the beginning to intermediate amateur astronomer or terrestrial observer, the Company's less-expensive 60mm to 114mm refracting and reflecting telescopes include some of the features of the more advanced telescopes at economical prices. The Company also offers several variations of its small refracting and reflecting telescopes for distribution on an exclusive basis of selected models to specific specialty retailers. These telescope models comprise the lower-price end of the Company's product line. Sales of these telescopes comprised over 90% of the Company's telescope units shipped and approximately 50% of the Company's net sales for the nine months ended November 30, 1996.

     ETX Series Telescopes. One of the Company's newest products is the ETX Astro Telescope. The ETX is a Maksutov-Cassegrain telescope that has opened new markets for beginning, intermediate and serious amateur astronomers by permitting, for the first time, the purchase of a high-quality, portable instrument of sufficient aperture to enable high resolution observation of celestial and terrestrial objects at a reasonable price. There is currently a four-month back-order for the ETX.

     Starfinder Telescopes. The Starfinder Equatorial/Dobsonian Reflecting telescopes were introduced by the Company beginning in 1992 and have been well received by the serious amateur market. These telescopes are economically priced and offer views of a wide range of celestial objects. The Starfinder series of telescopes represented approximately 1% of telescope units shipped and approximately 4% of the Company's net sales for the nine months ended November 30, 1996.


     CCD Autoguider/Imagers. Another of the Company's newest product lines is its CCD Autoguider/ Imagers. CCD technology allows users to create and transfer high-resolution astronomical digital images directly from their telescope to a home personal computer. This product has become increasingly popular as an alternative to traditional astrophotography using conventional photographic equipment, which requires longer exposure times. The Company's CCD Autoguider/Imagers and related products represented approximately 2.0% of the Company's net sales for the nine months ended November 30, 1996.


     Binoculars. The Company recently introduced a complete line of consumer binoculars that will initially be sold through the Company's existing distribution network. The binoculars sold by the Company are purchased from manufacturers outside the United States.

     Accessories. The Company also offers accessories for each of its telescope series which range from additional eyepieces and camera adapters to celestial observation software. Approximately 250 accessory products are currently available from the Company. Sales of accessories represented approximately 9% of the Company's net sales for the nine months ended November 30, 1996.

SALES AND MARKETING

     The Company's telescopes and accessories are sold through a domestic network of mail order dealers, specialty retailers and mass merchandisers and through an international network of foreign distributors. The Company's high-end products are generally sold through mail order retailers or single and multiple location specialty retailers, while Meade's less-expensive products are sold in a similar manner but are also sold through mass merchandisers. The Company maintains direct contact with its larger domestic dealers and foreign distributors through the Company's sales professionals. A network of independent representatives is used to maintain contact with its smaller specialty retailers.

     The Company's sales force works closely with its dealers, specialty retailers, distributors and mass merchandisers on product quality, technical knowledge and customer service. The Company employs five persons in sales positions, all of whom have significant industry experience. These individuals advise the Company's specialty retailers about the quality features of the Company's products and provide answers to questions from specialty retailers as well as directly from amateur astronomers. The Company stresses service to both its customers and end users by providing marketing assistance in the form of hang-tags, catalogue layouts and other print media and dedicated toll free customer service telephone numbers. The Company believes toll free telephone numbers help reduce the number of product returns from end users who are generally unfamiliar with the assembly and operation of telescopes. In an effort to further simplify assembly and use of the Company's products, Meade pre-assembles a substantial portion of its telescopes prior to packaging. See "Business -- Competitive
Strengths -- Superior Customer Service." The Company's products are regularly advertised in most major domestic and international telescope and astronomy-related magazines and periodicals with comprehensive, full color, technically informative advertisements which present a consistent message of innovation and quality about the Company and its products. The Company's dedication to providing a high level of customer service is one factor that management believes sets Meade apart from its competition.

     In an effort to gain additional expertise in the binocular market, the Company recently hired R. Daniel George, the Company's Vice President -- Sports Optics, from Bushnell, where he worked for 18 years in several senior sales management positions.


     The chart below shows the distribution of the Company's net sales for the fiscal years ended February 28, 1994 and 1995, and February 29, 1996, and for the nine months ended November 30, 1996, based on dollar value by the type of distribution channel employed. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview,"
"Business -- Competitive Strengths -- Broad Distribution Network" and "Business -- Growth Strategy -- Expansion of Distribution Network."


                                    [CHART]

CUSTOMERS


     The Company markets its products domestically through a network of mail order dealers, specialty retailers and mass merchandisers and internationally through a network of foreign distributors. Included among the Company's customers are the following retail outlets, mass merchandisers and foreign distributors: The Nature Company, Natural Wonders, Service Merchandise, MIC International Corp. (Japan), Astrocom GmbH (Germany), Wal-Mart, J.C. Penney and Discovery Channel Stores. Generally, other than the recent addition of mass merchandisers such as Service Merchandise and Wal-Mart, the Company's customer mix has not materially changed during the past three fiscal years.

     During fiscal 1996, the Company sold its products to mail order dealers and to more than 500 specialty retailers and mass merchandisers which offer Meade's products in over 1,000 retail store outlets. During that period, The Nature Company, the Company's largest customer, accounted for approximately 12.4% of the Company's net sales. No other customer has accounted for more than 10% of the Company's net sales during the last three fiscal years. The Company's seven largest customers, in the aggregate, accounted for approximately 47.0% of the Company's net sales in fiscal 1996. See "Risk Factors -- Customer Concentration." Discovery Communications, Inc., the parent company of Discovery Channel Stores, has acquired The Nature Company. The Company does not anticipate any material change in its relationship with or sales to The Nature Company as a result of the acquisition of The Nature Company by Discovery Communications, Inc.


OPERATIONS

     Facilities. The Company's manufacturing and corporate operations are located in a 57,000 square foot building in Irvine, California. The Company also leases a separate 27,000 square foot distribution center in Irvine, California. The Company has executed an agreement to consolidate and expand its operations into a new 161,000 square foot facility also located in Irvine, California.

     Materials and Supplies. The Company purchases high grade optical glass in order to avoid imperfections that can degrade optical performance. Lenses and mirrors for the Company's domestically manufactured telescopes are individually polished and hand-figured by a master optician to achieve a high level of resolution. The Company purchases metal telescope components from numerous foundries, metal stamping and metal working companies. The Company's LX200 series telescopes require additional installation of the computerized drive and celestial object database circuit board. The components of the board are purchased from various suppliers and assembled by third party vendors and by certain of the Company's manufacturing personnel. The boards are installed at the Company's manufacturing facility and undergo a rigorous burn-in period prior to shipment to customers.

     Polishing and Hand Figuring. After a Schmidt-Cassegrain,
Maksutov-Cassegrain, ED-refractor or Newtonian glass surface is fine ground, the mirror or lens is polished for up to 16 hours to obtain full transmission or reflectivity. It is at this point that the Company's opticians perform the final lens or mirror shaping (a process called figuring).

     Optical Testing. As each of the Company's ED-refractor, Maksutov-Cassegrain optical set, Schmidt-Cassegrain optical set, or parabolic Newtonian primary mirror progresses through the grinding, polishing and hand-figuring stages of development, it is repeatedly tested and retested for irregularities, smoothness of figure and correction.

     Optical Alignment and Centration. Finished, individually-matched Maksutov-Cassegrain and Schmidt-Cassegrain optical sets and matched ED-refractor doublet objective lenses are sent to the optical alignment and centration department, where each optical set is placed into a special optical tube that permits rotation of the optical elements about their optical axes. With optimal orientation fixed, each optics set is placed into machined housings of an optical tube or collimation lens cell. The optical system is once again tested and only after passing this final test is an optical tube system ready to be used.

     Most of the Company's less-expensive telescopes are manufactured exclusively for the Company in Taiwan. Since 1990, the Company has worked closely with the Taiwanese Factory, developing proprietary telescope designs and instructing the Taiwanese Factory's personnel in the production of telescopes that meet the Company's quality standards. In January 1995, in order to assure a reliable flow of products to meet the Company's increasing requirements, and in order to ensure the Company would be able to exert sufficient control over the manufacturing process and thus ensure that its quality standards are maintained, the Company and the Taiwanese Factory entered into a supply agreement wherein the Taiwanese Factory agreed to manufacture telescopes exclusively for sale through Meade and wherein Meade agreed to purchase essentially all of its less-expensive telescopes from the Taiwanese Factory. The Company owns the majority of the designs and optical machine tooling used by the Taiwanese Factory and regularly sends manufacturing and engineering personnel to the manufacturing facility in Taiwan to ensure that high quality telescopes are produced.

COMPETITION

     The telescope and binocular industries are highly competitive and sensitive to consumer needs and preferences. In the telescope market, Meade competes in the United States and Canada with Celestron, Bushnell, Tasco and Simmons and, to a lesser extent, with other significantly smaller companies which service niche markets. In Europe and Japan, the Company competes primarily with Celestron and Vixen Optical Industries, Ltd. and with other smaller regional telescope importers and manufacturers. In addition, some of the Company's current and potential competitors in the telescope market may possess greater financial or technical resources and competitive cost advantages due to a number of factors, including, without limitation, lower taxes and substantially lower costs of labor associated with manufacturing.

     In the binocular market, which is generally more competitive than the telescope market, with a greater number of competitors at each price point, the Company competes primarily with Bushnell, Nikon Inc., Canon Inc., Minolta Camera, Co., Ltd., Pentax Corporation, Tasco, Simmons and various smaller manufacturers and resellers. Many of these competitors in the binocular market have significantly greater brand name recognition and financial and technical resources than those of the Company, and many have long-standing positions, customer relationships and established brand names in their respective markets. See "Risk Factors -- Competition."

EMPLOYEES

     As of December 31, 1996, Meade had 240 full-time employees. The Company believes that it offers competitive compensation and other benefits and that its employee relations are good. None of the Company's employees is represented by a union. The success of the Company's future operations depends in large part on the Company's ability to attract and retain highly skilled technical, marketing and management personnel. There can be no assurance that the Company will be successful in attracting and retaining key personnel.

     In order to enable its employees to share in the Company's growth and prosperity, Meade established the ESOP, effective March 1, 1996. The ESOP provides participating employees an opportunity to receive beneficial ownership of Meade's Common Stock.

PROPERTIES


     The Company leases a 57,000 square foot manufacturing and corporate facility and a separate 27,000 square foot distribution center, each located in Irvine, California. The lease for the manufacturing and corporate facility expires in March 2000 and the lease for the distribution center expires in October 1997. In December 1996, the Company executed a ten year lease agreement for a new 161,000 square foot facility also located in Irvine, California that the Company expects to occupy in the third quarter of fiscal year 1998. The Company believes there will be no material expenses incurred in connection with the termination of the Existing Leases because (i) the Company intends to sublease its manufacturing and corporate facility or pay a fee to terminate the lease and (ii) the distribution facility lease terminates in October 1997.


LITIGATION

     The Company is involved from time to time in litigation incidental to its business. Management believes that the outcome of current litigation will not have a material adverse effect on the Company.

     Prior to the reacquisition of the Company by certain members of its senior management, Meade agreed to be bound by the provisions of an order ("Order") of the United States Federal Trade Commission ("FTC") prohibiting the Company from making certain acquisitions. The Order provides that Meade shall not acquire, without the prior approval of the FTC, any stock, equity interest or assets, other than purchases of manufactured product in the ordinary course of business, of any company engaged in the manufacture or sale of Schmidt-Cassegrain telescopes with apertures of 8 to 11 inches in the United States. The Order is effective until August 30, 2001.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

     The Board of Directors is divided into three classes: Class I, Class II and Class III. After his initial term, each director serves for a term ending after the third annual meeting following the annual meeting at which such director is elected and until his successor is elected. The terms of office of directors in Class I, Class II and Class III end after the annual meetings of stockholders of the Company in 1998, 1999 and 2000, respectively. See "Description of Capital Stock -- Application of the California General Corporation Law to Delaware Corporations." The following table sets forth information for the directors, executive officers and certain key employees of the Company as of November 30, 1996:


              NAME                 AGE                            POSITION
---------------------------------  ---       --------------------------------------------------
John C. Diebel...................  53        Chairman of the Board and Chief Executive Officer
Steven G. Murdock................  45        President and Chief Operating Officer, Director
Joseph A. Gordon, Jr.............  46        Senior Vice President of North American Sales,
                                             Director
Ronald Ezra......................  46        Chief Engineer
Brent W. Christensen.............  37        Vice President -- Finance and Chief Financial
                                             Officer
Kenneth Baun.....................  48        Vice President -- Engineering
Robert Wood......................  35        Vice President -- Manufacturing
R. Daniel George.................  51        Vice President -- Sports Optics
Timothy C. McQuay(1)(2)(3).......  45        Future Director
Harry L. Casari(1)(2)(3).........  60        Future Director


---------------
(1) Member of the Compensation Committee

(2) Member of the Audit Committee


(3) Each individual named as a Future Director in the table has been elected as a Director of the Company effective upon the completion of this Offering and has consented to be named as such herein (collectively the "Future Directors").



     Mr. Casari will be a Class I director, Messrs. Gordon and McQuay will be Class II directors and Messrs. Diebel and Murdock will be Class III directors.


     John C. Diebel founded Meade Instruments Corp. in 1972. He has been the Chairman of the Board and Chief Executive Officer of the Company for the majority of the time since December 1975. Prior to founding the Company, Mr. Diebel worked as an engineer for TRW Inc. and Hughes Aircraft Co. Mr. Diebel graduated from the California Institute of Technology with BS and MS degrees in electrical engineering and received his Ph.D. degree in electrical engineering from the University of Southern California.


     Steven G. Murdock, a director of the Company since April 1996, has been the Company's President and Chief Operating Officer since October 1990. From May 1980 to October 1990, Mr. Murdock was the Company's Vice President of Optics. From November 1968 to May 1980, Mr. Murdock worked as the optical manager for Coulter Optical, Inc., an optics manufacturer. Mr. Murdock received his BS degree in business administration from California State University at Northridge.



     Joseph A. Gordon, Jr., a director of the Company since April 1996, has been the Company's Senior Vice President of North American Sales since June 1995. From December 1984 to June 1995, he worked as the Company's Vice President of North American Sales. From January 1981 to December 1984, Mr. Gordon was the Vice President of Sales at Celestron. Mr. Gordon graduated from the University of Cincinnati with a BS degree in marketing.


     Ronald Ezra has been the Company's Chief Engineer since June 1995. From 1976 to June 1995, Mr. Ezra held various positions at the Company including Project Engineer, Manufacturing Manager and Vice President -- Engineering. Mr. Ezra received his BS degree in electrical engineering from California State University at Long Beach.

     Brent W. Christensen has been the Company's Vice President -- Finance since June 1995 and Chief Financial Officer since April 1996. From August 1993 to June 1995, he worked as the Company's controller. Mr. Christensen is a Certified Public Accountant, and from January 1985 to August 1993, he worked as an audit manager with Ernst & Young LLP. Mr. Christensen received his BA degree in business administration from California State University at Fullerton.

     Kenneth Baun has been the Company's Vice President -- Engineering since June 1995. From March 1995 to June 1995, he worked as an engineering manager for the Company. From 1991 to 1995, Mr. Baun was the President of Summit Instruments Corp., a producer of disk drive test equipment. In addition, from 1973 to 1980, Mr. Baun worked as an engineering department manager at UNISYS. Mr. Baun received his BA degree in electrical engineering and his MS degree in computer science from the University of California at Los Angeles.

     Robert Wood has been the Company's Vice President -- Manufacturing since June 1995. From March 1991 to June 1995, he was the Company's Manager-Optics. From October 1988 to March 1991, he worked as a project engineer for the Company. Mr. Wood received his BS degree in electronics engineering technology from Brigham Young University.

     R. Daniel George has been the Company's Vice President -- Sports Optics since February 1996. From 1978 to February 1996, he was employed by Bushnell Optical Co., holding several sales management positions including regional sales manager and sales planning manager. Mr. George received his BS degree in Business Administration from California State University at Long Beach.


     Timothy C. McQuay has been elected to serve on the Board of Directors effective upon the completion of this Offering. Mr. McQuay has been a partner with Crowell, Weedon & Co. since May 1995, and has served as Managing
Director -- Corporate Finance since October 1994. See "Certain Transactions" and "Underwriting." From May 1993 to October 1994, Mr. McQuay served as Vice President, Corporate Development with Kerr Group, Inc., a New York Stock Exchange listed plastics manufacturing company. From May 1990 to May 1993, Mr. McQuay served as Managing Director -- Merchant Banking with Union Bank. He is a director of Keystone Automotive Industries, Inc. Mr. McQuay received his AB degree in economics from Princeton University and his MBA degree in finance from the University of California at Los Angeles.



     Harry L. Casari has been elected to serve on the Board of Directors effective upon the completion of this Offering. Mr. Casari is a Certified Public Accountant and private investor. Mr. Casari worked at Ernst & Young, LLP from 1969 until 1994 when he retired as Partner. He is a director of Cohu, Inc. and Mail Boxes, Etc. Mr. Casari received his BS degree in business administration from the University of Denver.


DIRECTORS


     The Certificate of Incorporation divides the Board of Directors into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the Board of Directors will be elected at each annual meeting of stockholders. All directors hold office until their respective terms expire and until their successors have been duly elected and qualified or until such director's earlier resignation or removal. Officers serve at the discretion of the Board of Directors. See "Management -- Directors, Executive Officers and Key Employees," and "Description of Capital Stock -- Application of the California General Corporation Law to the Company."


COMMITTEES OF THE BOARD OF DIRECTORS

     The Company will have an Audit Committee and a Compensation Committee, each of which will be comprised of outside directors. The Audit Committee's functions will include recommending to the Board of Directors the engagement of the Company's independent accountants, reviewing with such accountants the plan and results of their examination of the Financial Statements. The Compensation Committee will review and make recommendations with respect to compensation of officers and key employees, including the grant of options or other awards under the Company's Stock Incentive Plan. See "Management -- Benefit Plans -- 1997 Stock Option Plans."

DIRECTORS' FEES

     Directors who also are employees of the Company are reimbursed for expenses incurred in attending Board or Committee meetings but do not otherwise receive compensation for serving as directors of the Company. Each director who is not an employee of the Company is entitled to receive (i) an annual fee of $5,000 for his services as a director, (ii) a fee of $750 for each Board or Committee meeting attended, (iii) 5,000 options to purchase Common Stock upon his initial election to the Board together with an additional grant of 5,000 options on the date of each annual meeting of stockholders preceeding a year in which such director will continue in office and (iv) reimbursement for expenses incurred in attending Board or Committee meetings.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During fiscal 1996, all matters concerning executive officer compensation were addressed by the entire Board of Directors. The Company did not have a Compensation Committee in fiscal 1996. John C. Diebel was both a director and an executive officer of the Company during the fiscal year ended February 29, 1996. See "Management -- Directors, Executive Officers and Key Employees."

EXECUTIVE COMPENSATION


     The following table provides certain summary information concerning compensation paid to the Company's Chief Executive Officer and all executive officers of the Company who were serving as executive officers during the fiscal year ended February 28, 1997 and who earned over $100,000 in compensation during such period (together with the Company's Chief Executive Officer, the "Named Officers").



                                                                    ANNUAL
                                                               COMPENSATION(1)
                                                             --------------------      ALL OTHER
           NAME AND PRINCIPAL POSITION              YEAR     SALARY($)    BONUS($)  COMPENSATION(2)
--------------------------------------------------  ----     -------      -------   ---------------
John C. Diebel....................................  1997     402,000(3)   173,400        2,100
  Chairman of the Board and Chief Executive
     Officer
Steven G. Murdock.................................  1997     226,000      103,700           --
  President and Chief Operating Officer
Joseph A. Gordon, Jr. ............................  1997     137,000       22,780        1,300
  Senior Vice President of North American Sales


---------------


(1) The aggregate amount of perquisites and other personal benefits, securities or property paid to each of the Named Officers during fiscal 1997 did not exceed the lesser of 10% of such officer's total annual salary and bonus for fiscal 1997 or $50,000. Therefore, any such amounts are not included in the table.



(2) Contribution by the Company in the name of the individual under the Company's 401(k) Plan.



(3) Mr. Diebel's annual base salary for fiscal 1998 will be $295,000, and he will be eligible for a bonus to be determined by the Compensation Committee. See "Management -- Employment Agreements."



BENEFIT PLANS


     Employee Stock Ownership Plan. The Board of Directors adopted the ESOP effective March 1, 1996. The purpose of the ESOP is to enable participating employees to share in the growth and prosperity of the Company and to provide an opportunity for participating employees to accumulate capital for their future economic advantage by receiving beneficial ownership of the Company's stock in proportion to their relative compensation. The ESOP is intended to be a stock bonus plan that is qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"). Except for certain officers of the Company and their families, all employees who have completed at least 1,000 hours of service on an annual basis are eligible to participate in the ESOP. Generally, a participant becomes fully vested in contributions to the ESOP upon completion of five years of service with the Company or its affiliates (including service prior to the adoption of the ESOP).

     To establish the ESOP, the Company borrowed from certain lending institutions and raised capital through the sale of its Redeemable Preferred Stock, and then loaned $11.0 million to the ESOP to allow it to purchase 1,500,000 shares of the Company's Series B Common Stock from the Company's stockholders. See "Certain Transactions." As the Company makes contributions to the ESOP, the ESOP pays its indebtedness owed to the Company. As of November 30, 1996, the outstanding amount of the ESOP's indebtedness to the Company was approximately $10.0 million. Distributions from the ESOP are generally made to participants only following termination of employment. Shares of Common Stock allocated to participants' accounts are voted in the manner directed by such participants, and the ESOP Committee directs the voting of unallocated shares and shares for which participants do not provide voting instructions.


     1997 Stock Incentive Plan. In February 1997, the Company and its stockholders adopted the Company's 1997 Stock Incentive Plan (the "Plan"). The Plan provides a means to attract and retain key employees (including officers, whether or not directors) of the Company and its subsidiaries and promote the success of the Company.

     Under the Plan, awards consist of any combination of stock options (incentive or nonqualified), restricted stock, stock appreciation rights ("SARs") and performance share awards. The number of shares of Common Stock that may be issued under the Plan is 750,000. Awards under the Plan may be made to any officer or key employee of the Company and to consultants to the Company whether or not such consultants are employees.

     Participants in the Plan are selected by the Compensation Committee. The Compensation Committee is selected by the Board of Directors and is empowered to determine the terms and conditions of each award made under the Plan, subject to the limitations that the exercise price of incentive stock options cannot be less than the fair market value of the Common Stock on the date of grant (110% if granted to an employee who owns 10% or more of the Common Stock), and no incentive stock option can be granted to anyone other than an employee of the Company or its subsidiaries. Non-qualified stock options may be granted under the Plan with an exercise price determined by the Compensation Committee. Options granted under the Plan may be exercised as determined by the Compensation Committee, but in no event after ten years from the date of grant. Incentive stock options that are granted to an employee who owns 10% or more of the Common Stock may not be exercised after five years from the date of grant.

     Restricted stock awards may be granted on the basis of such factors as the Compensation Committee deems appropriate. Each restricted stock award agreement shall specify the number of shares of Common Stock to be issued, the date of such issuance, the price, if any, to be paid for such shares by the participant, whether and to what extent the cash consideration paid for such shares shall be returned upon a forfeiture and the restrictions imposed on such shares. Shares subject to restricted stock awards are nontransferable until such shares have vested and are subject to a risk of forfeiture unless certain conditions are satisfied.

     SARs may be granted in connection with stock options or separately. SARs granted in connection with stock options will provide for payments to the holder based upon increases in the price of the Common Stock over the exercise price of the related option on the exercise date. The SARs may provide that the holder of the SARs may exercise the SARs or the option in whole or in part. The Compensation Committee may elect to pay SARs in cash or in Common Stock or in a combination of cash and Common Stock. The Compensation Committee may also grant limited SARs exercisable only upon or in respect of a change in control or any other specified event ("Limited SARs"). The Limited SARs may relate to or operate in tandem with other SARs, options or other awards under the Plan.

     Performance share awards may be granted on the basis of such factors as the Compensation Committee deems appropriate. Generally, these awards will be based upon specific agreements and will specify the number of shares of Common Stock subject to the award, the price, if any, to be paid for such shares by the participant and the conditions upon which the issuance to the participant will be based.

     Special performance-based share awards ("Performance-Based Awards") may also be granted to executive officers of the Company. The Performance-Based Awards will be based upon the degree of achievement of certain performance goals relative to pre-established levels for the Company as selected by the Compensation Committee in its discretion.

     Options and SARs, which have not yet become exercisable, will lapse upon the date a participant is no longer employed by the Company for any reason. Options and SARs which have become exercisable must be exercised within three months after such date if the termination of employment was for any reason other than retirement, total disability, death or discharge for cause. In the event a participant is discharged for cause, all options and SARs shall lapse immediately upon such termination of employment. If the termination of employment was due to total disability or death, the options and SARs, which are exercisable on the date of such termination, must be exercised within twelve months of the date of such termination or such shorter period provided in the award agreement. If the termination of employment was due to retirement, the non-qualified stock options, which are exercisable on the date of such termination, must be exercised within twelve months of such date and the incentive stock options, which are exercisable on the date of such termination, must be exercised within three months of such date, or such shorter periods as may be provided in the award agreement. Shares subject to restricted stock awards that have not become vested upon the date a participant is no longer employed by the Corporation for any reason will be forfeited in accordance with the terms of the related award agreements. With respect to performance share awards, the Committee may provide for full or partial credit in the event the participant is no longer employed by the Company for any reason.

     The Plan also provides for the automatic granting of stock options to non-employee directors. Each time a new non-employee director is elected, a stock option to purchase 5,000 shares of Common Stock will be automatically granted to such non-employee director at the then fair market value of the Common Stock. In addition, non-employee directors will receive an additional grant of 5,000 options on the date of each annual meeting of stockholders (commencing in 1998) preceding a year in which such director will continue in office. All options granted to non-employee directors will be non-qualified stock options. The option exercise price will be the fair market value of the Common Stock as of the date of the grant.

     In the event the stockholders of Company approve the dissolution or liquidation of the Company, certain mergers or consolidations, or the sale of substantially all of the business assets of the Company, unless prior to such event the Board of Directors determines that there shall be either no acceleration or limited acceleration of awards, each option and related SAR shall become immediately exercisable, restricted stock shall immediately vest and the number of shares covered by each performance share award shall be issued to the participant.


     On March 9, 1997, the Board of Directors of the Company granted, subject to completion of the Offering, stock options to purchase 230,000 shares of Common Stock (the "Options") to nine of the Company's employees. The exercise price of the Options shall be equal to the initial public offering price set forth on the cover page of this Prospectus, and the Options shall vest as follows: twenty-five percent (25%) of each stock option grant shall vest on March 9, 1998, and the remainder shall vest monthly in substantially equal monthly installments over the succeeding thirty-six months. Mr. Joseph Gordon, Jr., Senior Vice President of North American Sales, was granted 100,000 of the Options, and Mr. Brent Christensen, Vice President -- Finance and Chief Financial Officer was granted 25,000 of the Options. No other executive officer has been granted stock options.


EMPLOYMENT AGREEMENTS

     The Company has employment agreements with Messrs. John C. Diebel, Steven
G. Murdock, Joseph A. Gordon, Jr., and Ronald Ezra (the "Senior Management"). Each of the employment agreements has a term of one year which is automatically extended on a daily basis such that the remaining term of the agreement shall at all times be one full year. The agreements provide for the payment of an annual base salary of $400,000 to Mr. Diebel, $225,000 to Mr. Murdock, $125,000 to Mr. Gordon and $100,000 to Mr. Ezra. The fiscal 1997 annual base salary for Mr. Ezra has been reduced to $75,000. The fiscal 1998 annual base salary for Mr. Diebel has been reduced to $295,000 and he will be eligible for a bonus to be determined by the Compensation Committee. Annual base salaries will be reviewed annually by the Company's Compensation Committee of the Board of Directors. The Senior Management is also entitled to participate in and be covered by all health, insurance, pension and other employee plans and benefits currently established for the employees of the Company. In addition, the agreements provide the Senior Management vacation benefits of three weeks per year and reimbursement of all business expenses. If the Company terminates a Senior Management member's employment without cause or as a result of a disability, or if a Senior Management member terminates his employment under certain circumstances set forth in the agreement, then the member of Senior Management shall be entitled to continuation of employee benefits and salary continuation for a period equal to the remainder of the term of his agreement. In addition, Senior Management may not compete with the Company or solicit its customers, employees, agents or independent contractors during the term of the agreement. The Company does not currently have a bonus plan for its executive officers, however, the Company intends to adopt such a plan for the 1998 fiscal year.

                              CERTAIN TRANSACTIONS


     On April 23, 1996, pursuant to an Exchange Agreement among the Company and Messrs. John C. Diebel, Steven G. Murdock, Joseph A. Gordon, Jr., and Ronald Ezra (collectively, the "Stockholders"), the Stockholders exchanged their shares of Common Stock for 2,571,361 shares of Series A Common Stock and 1,500,000 shares of Series B Common Stock in order to facilitate their sales of Series B Common Stock to the ESOP. Immediately following such exchange, under the Meade Redemption Agreement, among the Stockholders and the Company, the Company repurchased in the aggregate 71,361 shares of Series A Common Stock from the Stockholders, at the price of $3.50 per share (an aggregate purchase price of $250,000), the fair value as determined by the Company after consultation with the independent appraisal firm engaged to value the Series B Common Stock in connection with the recapitalization of the Company. Such repurchase was requested by the Stockholders to provide them with liquidity.



     On April 23, 1996, the Company loaned the ESOP $11.0 million, which funds were used by the ESOP to purchase a total of 1,500,000 shares of Series B Common Stock from the Stockholders, at a price of $7.33 per share (an aggregate purchase price of $11.0 million). This price was the fair market value of the Series B Common Stock as determined by an independent appraisal firm which acted as advisor to the ESOP. This transaction was structured in a manner intended to permit any of the Stockholders who so elected to receive tax deferred treatment on any gain from the sale under Section 1042 of the Code. The ESOP loan has a ten-year term and bears interest at the rate of 6.0% per annum. Principal and interest are due semi-annually, subject to the Company's making contributions to the ESOP to fund the principal and interest payments.



     In connection with the ESOP's purchase of the Stockholders' Series B Common Stock, pursuant to a Securities Purchase Agreement, dated April 23, 1996, the Company issued and sold 1,000 shares of Redeemable Preferred Stock and a Series A Common Stock Warrant (the "Warrant") for 1,000,000 shares of Series A Common Stock to Churchill for an aggregate purchase price of $6.0 million. Churchill exercised the Warrant in full immediately after the closing of the ESOP transaction. The amounts received by the Company from the sale of the Redeemable Preferred Stock and the Warrant were used to effect the recapitalization of the Company in connection with the ESOP transaction. The Company and its shareholders have no relationship with Churchill other than by virtue of Churchill's ownership of the Redeemable Preferred Stock and shares of Series A Common Stock.



     In connection with the purchase of the Company by the Stockholders in 1991, the Stockholders loaned $500,000 in the aggregate to the Company under subordinated notes maturing on February 28, 1996 or in March 1996 at an interest rate per annum equal to the "base" rate publicly announced by The First National Bank of Boston plus 2.0%. In addition, Mr. John Diebel loaned $1.5 million to the Company on July 8, 1995 under a promissory note maturing July 8, 1996 at an interest rate equal to 10.0% per annum. The proceeds from the foregoing notes were used for working capital and repayment of other indebtedness of the Company. On April 23, 1996, the Company repaid these subordinated notes, together with all interest thereon.



     Under Incentive Compensation Agreements ("Incentive Agreements"), between the Company and each of Mr. Robert Wood and Mr. Brent W. Christensen, each of Messrs. Wood and Christensen was entitled to a bonus payment from the Company in the event of certain change-in-control transactions. Pursuant to Settlement Agreements, dated April 22, 1996, the Company paid each of Mr. Wood and Mr. Christensen a $150,000 bonus payment in exchange for termination of any future rights under the Incentive Agreements. No payment was due under the Incentive Agreements in connection with the ESOP transaction and resulting recapitalization.


     In connection with this Offering, the Company and Churchill entered into a Letter Agreement, dated as of January 31, 1997, which provides, in part, that upon the completion of this Offering, Churchill may reimburse the Company for up to $400,000 of its expenses related to this Offering, depending upon various factors set forth therein, including the number of shares sold in this Offering and the Offering price of such shares.


     Crowell, Weedon & Co., one of the Representatives of the Underwriters of this Offering, provided certain financial advisory services to the Company in connection with the recapitalization of the Company during fiscal 1997. Timothy
C. McQuay, a Future Director of the Company, is a partner with Crowell, Weedon & Co. See "Management" and "Underwriters." The aggregate compensation for such advisory services was approximately $300,000. In addition, Crowell, Weedon & Co. will receive customary compensation for its services as an Underwriter in connection with this Offering.

                       PRINCIPAL AND SELLING STOCKHOLDERS


     The following table sets forth certain information with respect to the beneficial ownership of the Common Stock as of January 31, 1997, as adjusted to reflect the sale of the Common Stock offered hereby, for (i) each person who beneficially owns more than 5% of the Common Stock, (ii) each of the directors, Future Directors and Named Officers, (iii) all directors and executive officers as a group and (iv) the Selling Stockholder.



                                              SHARES BENEFICIALLY                  SHARES BENEFICIALLY
                                                     OWNED                                OWNED
                                              BEFORE THIS OFFERING    NUMBER OF   AFTER THIS OFFERING(1)
                                             ----------------------    SHARES     ----------------------
                                              NUMBER     PERCENTAGE   OFFERED(1)   NUMBER     PERCENTAGE
                                             ---------   ----------   ---------   ---------   ----------
John C. Diebel(2)..........................  1,275,000      25.5%            --   1,275,000      17.0%
Steven G. Murdock(2)(3)....................    762,500      15.3%            --     762,500      10.2%
Ronald Ezra(2).............................    295,000       5.9%            --     295,000       3.9%
Joseph A. Gordon, Jr.(2)...................    167,500       3.4%            --     167,500       2.2%
Brent W. Christensen(2)(4).................         --        --             --          --        --
Timothy C. McQuay..........................         --        --             --          --        --
Harry L. Casari............................         --        --             --          --        --
Meade Instruments Corp. Employee Stock
  Ownership Plan(2)(5).....................  1,500,000      30.0%            --   1,500,000      20.0%
Churchill ESOP Capital Partners(6).........  1,000,000      20.0%       870,000     130,000       1.7%
All current directors and executive
  officers as a group (4 persons)(7).......  2,500,000      50.0%            --   2,500,000      33.3%


---------------
(1) Assumes no exercise of the Underwriters' over-allotment option.


(2) The address for all officers of the Company and the ESOP Committee is c/o Meade Instruments Corp., 16542 Millikan Avenue, Irvine, California 92606.



(3) Does not include 1,500,000 shares held by the ESOP. Mr. Murdock is a member of the ESOP Committee and disclaims beneficial ownership of any of the shares owned by the ESOP. If the 1,500,000 shares owned by the ESOP were included, Mr. Murdock would be deemed to beneficially own 2,262,000 shares, or 45.3% before this Offering, and 2,262,000 shares, or 30.2% after this Offering, respectively. Mr. Murdock is not a participant in the ESOP. See footnote (5) below.



(4) Does not include 1,500,000 shares held by ESOP. Mr. Christensen is a member of the ESOP Committee and, other than as a participant, disclaims beneficial ownership of any of the shares owned by the ESOP. If the 1,500,000 shares owned by the ESOP were included, Mr. Christensen would be deemed to beneficially own 1,500,000 shares, or 30.0% before this Offering, and 1,500,000 shares, or 20.0% after this Offering, respectively. See footnote
    (5) below.



(5) Common Stock held by the ESOP is voted by the trustee of the ESOP, Wells Fargo Bank, N.A. (the "Trustee"), as directed by the ESOP Committee, except that participants in the ESOP are entitled to direct the Trustee as to how to vote shares allocated to their ESOP accounts. The ESOP Committee is comprised of Steven G. Murdock, the Company's President and Chief Operating Officer, Brent W. Christensen, the Company's Vice President -- Finance and Chief Financial Officer, and Pamela Diebel Grossman, the Company's Director of Administration and sister of John C. Diebel, the Company's Chairman of the Board and Chief Executive Officer. (If the 1,500,000 shares owned by the ESOP were included in the holdings of Ms. Grossman, she would be deemed to beneficially own 1,500,000 shares, or 30.0% before this Offering, and 1,500,000 shares, or 20.0% after this Offering, respectively.) Mr. Murdock and Ms. Grossman are not participants in the ESOP. Each of the members of the ESOP Committee, other than as a participant with respect to Mr. Christensen, disclaims beneficial ownership of any of the shares owned by the ESOP. The Trustee's address is 707 Wilshire Boulevard, Los Angeles, California 90017.



(6) The address for Churchill ESOP Capital Partners, A Minnesota Limited Partnership is 2400 Metropolitan Centre, 333 South Seventh Street, Minneapolis, Minnesota 55402.



(7) Does not include 1,500,000 shares held by the ESOP. Messrs. Murdock and Christensen are members of the ESOP Committee and, other than as a participant with respect to Mr. Christensen, each disclaims beneficial ownership of any of the shares owned by the ESOP. If the 1,500,000 shares owned by the ESOP were included, all directors and officers as a group would be deemed to beneficially own 4,000,000, or 80.0% before this Offering, and 4,000,000 shares, or 53.3% after this Offering, respectively.

                          DESCRIPTION OF CAPITAL STOCK

REINCORPORATION


     The Company was originally incorporated in the State of California on December 19, 1975. Prior to the effectiveness of this Registration Statement of which this Prospectus is a part, the Company will reincorporate as a Delaware corporation to be named Meade Instruments Corp. pursuant to a merger with and into a newly-formed and wholly-owned Delaware subsidiary, with such Delaware subsidiary to be the surviving corporation.


OUTSTANDING CAPITAL

     As of the completion of this Offering, and after giving effect to the reincorporation of the Company, the authorized capital stock of the Company consists of two classes of capital stock, designated respectively, "Common Stock" and "Preferred Stock." The Company is authorized to issue 20,000,000 shares of Common Stock, $.01 par value per share, and 1,000,000 shares of Preferred Stock, $.01 par value per share. The summary description included herein relating to the capital stock of the Company does not purport to be complete. Reference is made to the Certificate of Incorporation of the Company, which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part, for a detailed description of the provisions thereof summarized below.

COMMON STOCK

     Holders of Common Stock are entitled to receive such dividends as may from time to time be declared by the Board of Directors of the Company out of funds legally available therefor. Holders of Common Stock are entitled to one vote per share on all matters on which the holders of Common Stock are entitled to vote and do not have any cumulative voting rights. The Board of Directors is divided into three classes. See "Description of Capital Stock -- Certain Anti-Takeover Effects -- Classified Board of Directors." Holders of Common Stock have no preemptive, conversion, redemption or sinking funds rights. In the event of a liquidation, dissolution or winding-up of the Company, holders of Common Stock are entitled to share equally and ratably in the assets of the Company, if any, remaining after the payment of all debts and liabilities of the Company and the liquidation preference of any outstanding Preferred Stock. The outstanding shares of Common Stock are, and the shares of Common Stock offered by the Company hereby when issued will be, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to any series of Preferred Stock that the Company may issue in the future. As of January 31, 1997, there were six holders of the Company's Common Stock.

PREFERRED STOCK

     The Board of Directors is authorized to provide for the issuance of Preferred Stock in one or more series and to fix the designations, preferences, powers and relative, participating, optional and other rights, qualifications, limitations and restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption price and liquidation preference, and to fix the number of shares to be included in any such series. Any Preferred Stock so issued may rank senior to the Common Stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding-up, or both. In addition, any such shares of Preferred Stock may have class or series voting rights. Upon completion of this Offering, the Company will not have any shares of Preferred Stock outstanding. Issuances of Preferred Stock, while providing the Company with flexibility in connection with general corporate purposes, may, among other things, have an adverse effect on the rights of holders of Common Stock, may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders, may discourage bids for the Company's Common Stock at a premium over the market price of the Common Stock, and may adversely affect the market price of and the voting and other rights of the holders of Common Stock. At present, the Company has no plans to issue any of the Preferred Stock. As of January 31, 1997, there was one holder of the Company's Preferred Stock.

TRANSFER AGENT

     The transfer agent and registrar for the Common Stock is U.S. Stock Transfer Corporation.

CERTAIN ANTI-TAKEOVER EFFECTS

     The provisions of the Certificate of Incorporation and the Bylaws of the Company (the "Bylaws") summarized in the succeeding paragraphs may be deemed to have anti-takeover effects and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider to be in such stockholder's best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders. However, certain of the following provisions may be limited or prohibited by the application of Section 2115 of the California General Corporation Law described below.

     Classified Board of Directors. The Certificate of Incorporation divides the Board of Directors into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the Board of Directors will be elected at each annual meeting of stockholders.

     The classification of directors and provisions in the Certificate of Incorporation that limit the ability of stockholders to increase the size of the Board of Directors, together with provisions in the Certificate of Incorporation that limit the ability of stockholders to remove directors and that permit the remaining directors to fill any vacancies on the Board, will have the effect of making it more difficult for stockholders to change the composition of the Board of Directors. As a result, two annual meetings of stockholders may be required for the stockholders to change a majority of the directors, whether or not a change in the Board of Directors would be beneficial to the Company and its stockholders and whether or not a majority of the Company's stockholders believes that such a change would be desirable.

     Advance Notice Requirements for Stockholder Proposals and Director Nominations. The Bylaws establish advance notice procedures with regard to stockholder proposals and the nomination, other than by or at the direction of the Board of Directors or a committee thereof, of candidates for election as directors. The Company may reject a stockholder proposal or nomination that is not made in accordance with such procedures.

     Prohibition on Stockholder Action by Written Consent and Limitations on Calling Stockholder Meetings. The Certificate of Incorporation and Bylaws prohibit stockholder action by written consent in lieu of a meeting, and provide that stockholder action can be taken only at an annual or special meeting of stockholders. The Certificate of Incorporation provide that, subject to the rights of holders of any series of Preferred Stock to elect additional directors under specified circumstances, special meetings of stockholders can be called only by the Board of Directors, the Chairman of the Board of Directors or the Chief Executive Officer of the Company. Stockholders are not permitted to call a special meeting or to require that the Board of Directors call a special meeting of stockholders. Such provision may have the effect of delaying consideration of a stockholder proposal until the next annual meeting unless a special meeting is called by the Board of Directors, the Chairman of the Board or the Chief Executive Officer of the Company.

     Section 203 of the Delaware General Corporation Law. Subject to certain exclusions summarized below, Section 203 of the Delaware General Corporation Law ("Section 203") prohibits any interested stockholder (an "Interested Stockholder") from engaging in a "business combination" with a Delaware corporation for three years following the date such person became an Interested Stockholder. Interested Stockholder generally includes (i) any person who is the beneficial owner of 15% or more of the outstanding voting stock of the corporation and (ii) any person who is an affiliate or associate of the corporation and who held 15% or more of the outstanding voting stock of the corporation at any time within three years before the date on which such person's status as an Interested Stockholder is determined. Subject to certain exceptions a "business combination" includes, among other things: (i) any merger or consolidation involving the corporation; (ii) the sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets having an aggregate market value equal to 10% or more of either the aggregate market value of all assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation; (iii) any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the Interested Stockholder, except pursuant to a transaction that effects a pro rata distribution to all stockholders of the corporation;
(iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation that is owned directly or indirectly by the Interested Stockholder; and (v) any receipt by the Interested Stockholder of the benefit (except proportionately as a stockholder) of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

     Section 203 does not apply to a business combination if (i) before a person became an Interested Stockholder, the board of directors of the corporation approved the transaction in which the Interested Stockholder became an Interested Stockholder or the business combination, (ii) upon consummation of the transaction that resulted in the person becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commences (other than certain excluded shares) or (iii) following a transaction in which the person became an Interested Stockholder, the business combination is (a) approved by the board of directors of the corporation and (b) authorized at a regular or special meeting of stockholders (and not by written consent) by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the Interested Stockholder.


APPLICATION OF THE CALIFORNIA GENERAL CORPORATION LAW TO THE COMPANY



     If the Company's equity securities are held by less than 800 stockholders and a majority of its outstanding shares are held by persons with California addresses and the Company has operational characteristics that indicate that it has significant contacts to California, the Company may be subject to Section 2115 of the California Corporations Code. In such event, the Company would be subject to certain key provisions of the California General Corporation Law, including, without limitation, those provisions relating to the number of directors to be elected each year (all directors would be required to be elected each year under California law applicable to companies with less than 800 beneficial holders of their equity securities), the stockholders' right to cumulate votes at elections of directors (cumulative voting would be mandatory under California law applicable to companies with less than 800 beneficial holders of their equity securities), the stockholders' right to remove directors without cause (which under California law is subject to the stockholders' right to cumulative voting), the Company's ability to indemnify its officers, directors and employees (which generally is more limited in certain situations in California than in Delaware), the Company's ability to make distributions, dividends or repurchases (which generally is more restrictive in California than in Delaware), inspection of corporate records (which is generally more available in California than in Delaware), approval of certain corporate transactions, and dissenters' rights. After consultation with the Underwriters of this Offering, the Company anticipates that it will have more than 800 stockholders following the completion of this Offering.


LIMITATION OF LIABILITY OF DIRECTORS

     The Certificate of Incorporation provides that a director will not be personally liable for monetary damages to the Company or its stockholders for breach of fiduciary duty as a director, except to the extent such exemption for liability or limitation thereof is not permitted under the Delaware General Corporation Law (i.e., liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for paying a dividend or approving a stock repurchase in violation of
Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit).

     While the Certificate of Incorporation provides directors with protection from awards for monetary damages for breaches of their duty of care, it does not eliminate such duty. Accordingly, the Certificate of Incorporation will have no effect on the availability of equitable remedies, such as an injunction or rescission based on a director's breach of such director's duty of care.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Certificate of Incorporation provides that each person (and the heirs, executors, or administrators of such person) who was or is a party or is threatened to be made a party to, or is involved in any threatened pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that such person is or was a director or officer of the Company or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, will be indemnified and held harmless by the Company to the fullest extent permitted by the Delaware General Corporation Law. The Certificate of Incorporation further provides that the right to indemnification includes the right to be paid by the Company for expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent permitted by the Delaware General Corporation Law, and that the right to indemnification conferred thereunder is deemed a contract right.

     The Certificate of Incorporation further provides that the Company may, by action of its Board of Directors, provide indemnification to such of the employees and agents of the Company and such other persons serving at the request of the Company as employees or agents of another corporation, partnership, joint venture, trust or other enterprise to such extent and to such effect as is permitted by the Delaware General Corporation Law and the Board of Directors.

     Pursuant to the Certificate of Incorporation, the Company has the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss incurred by such person in any such capacity or arising out of his or her status as such, whether or not the Company would have the power to indemnify such person against such liability under the Delaware General Corporation Law.

     The Certificate of Incorporation provides that (i) the rights and authority described above are not exclusive of any other right that any person otherwise may have or acquire and (ii) no amendment, modification or repeal of the Certificate of Incorporation, or adoption of any additional provision of the Certificate of Incorporation or the Bylaws or, to the fullest extent permitted by the Delaware General Corporation Law, any amendment, modification or repeal of law will eliminate or reduce the effect of the provisions in the Certificate of Incorporation limiting liability or indemnifying certain persons or adversely affect any right or protection then existing thereunder in respect of any acts or omissions occurring prior to such amendments, modifications, repeal or adoption.

     The Company has entered into indemnification agreements with its directors and officers that require the Company to indemnify the directors and officers to the fullest extent permitted by applicable provisions of the Delaware General Corporation Law and, to the extent necessary, the California General Corporation Law.

     The Company believes the foregoing provisions are necessary to attract and retain qualified persons as directors and officers.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of the Offering and assuming that the over-allotment option granted to the Underwriters is not exercised, the Company will have 7,500,000 shares of Common Stock outstanding. The 2,500,000 shares of Common Stock sold by the Company and the 870,000 shares of Common Stock sold by the Selling Stockholder in the Offering will be freely tradeable in the public market without restriction or limitation under the Securities Act. Although the remaining 4,130,000 shares of Common Stock will be deemed "restricted" securities within the meaning of the Securities Act, the Company believes that 2,500,000 of such shares will be available for sale under Rule 144 of the Securities Act ("Rule 144"). The following discussion is based on Rule 144, as amended effective April 29, 1997.



     In general, under Rule 144, a person (or persons whose shares are aggregated) who has beneficially owned "restricted" securities for at least one year, including persons who may be deemed "affiliates" of the Company (as the term is defined under the Securities Act), would be entitled to sell (in accordance with the provisions specified in Rule 144), within any three-month period, that number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock of the Company (75,000 shares immediately after the Offering) or (ii) the average weekly trading volume of the then outstanding shares of Common Stock during the four calendar weeks preceding each such sale. Sales under Rule 144 are also subject to certain requirements as to the manner of sale, notice and availability of current public information about the Company.


     An "affiliate" of the Company may sell securities that are not "restricted" without regard to the period of beneficial ownership but subject to the volume limitations described above and other conditions of Rule 144, subject to restrictions on affiliates. A person who is not deemed an "affiliate" of the Company (and has not been such for at least 90 days) and who has beneficially owned his or her shares for at least two years, would be entitled to sell such shares under Rule 144 without regard to the volume limitations described above, manner of sale provisions, notice requirements or availability of public information. As defined in Rule 144, an "affiliate" of an issuer is a person that directly or indirectly controls, or is controlled by, or is under common control with such issuer.

     The Company, each of its executive officers and directors and the ESOP have agreed that they will not, directly or indirectly, offer, sell, offer to sell, contract to sell, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or any securities convertible into, or exercisable or exchangeable for, any shares of Common Stock without the prior written consent of Morgan Keegan & Company, Inc. for a period of 270 days from the date of this Prospectus. In addition, the remaining 130,000 shares of Common Stock held by the Selling Stockholder after the Offering shall become eligible for sale in the public market 180 days after the date of this Prospectus, subject to the holding period, volume and other restrictions of Rule 144. See "Underwriting" and "Principal and Selling Stockholders."

     Prior to this Offering, there has been no market for the Common Stock and no prediction can be made as to the effect, if any, that future sales of shares, or the availability of such shares for future sale, will have on the market price for the Common Stock prevailing from time to time. Nevertheless, sales by the existing stockholders of substantial amounts of the Common Stock in the public market could adversely affect prevailing market conditions.

                                  UNDERWRITING

     The underwriters named below (the "Underwriters"), represented by Morgan Keegan & Company, Inc. and Crowell, Weedon & Co. (the "Representatives"), have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement (the "Underwriting Agreement"), to purchase from the Company and the Selling Stockholder the number of shares of Common Stock indicated below opposite their respective names at the initial public offering price less the underwriting discount set forth on the cover page of this Prospectus.


                                                                               NUMBER OF
                               NAME OF UNDERWRITER                               SHARES
     ------------------------------------------------------------------------  ----------
     Morgan Keegan & Company, Inc. ..........................................
     Crowell, Weedon & Co. ..................................................

                                                                                ---------
               Total.........................................................   3,370,000
                                                                                =========


     The Underwriting Agreement provides that the Underwriters are obligated to purchase all of the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any of such shares are purchased. The Company and the Selling Stockholder have been advised by the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in
excess of $          per share of Common Stock. The Underwriters may allow, and
such dealers may reallow, a discount not in excess of $          per share to
other dealers. The initial public offering price and the concessions and discount to dealers may be changed by the Underwriters after the initial public offering.

     The Company and the Selling Stockholder have granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an additional 505,500 shares of Common Stock (of which the first 130,000 shares will be sold by the Selling Stockholder and the remaining 375,500 shares will be sold by the Company) at the initial public offering price, less underwriting discounts and commissions, as shown on the cover page of this Prospectus. The Underwriters may exercise such option solely for the purpose of covering over-allotments incurred in the sale of the shares of Common Stock offered hereby.

     The Company and the Selling Stockholder have agreed to indemnify the several Underwriters or to contribute to losses arising out of certain liabilities, including liabilities under the Securities Act.

     The Company, each of its executive officers and directors and the ESOP have agreed, for a period of 270 days from the date of this Prospectus, not to, directly or indirectly, offer, sell, offer to sell, contract to sell, grant any option to purchase, or otherwise dispose (or announce any offer, sale, grant of any option to purchase or other disposition) of any shares of Common Stock, or any securities convertible into, or exercisable or exchangeable for, shares of Common Stock, in the public market, without the prior written consent of the Representatives. In addition, the remaining 130,000 shares of Common Stock held by the Selling Stockholder after the Offering shall become eligible for sale in the public market 180 days after the date of this Prospectus, subject to the holding period, volume and other restrictions of Rule 144.

     The Representatives have informed the Company that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     Prior to this Offering, there has been no public market for the Common Stock. Consequently, the initial public offering price of the Common Stock will be determined by negotiations among the Company, the Selling Stockholder and the Representatives. Among the factors considered in determining the initial public offering price of the Common Stock will be the history of, and the prospects for, the Company and the industry in which it competes, an assessment of the Company's management, the Company's past and present operations, its past and present earnings and the trend of such earnings, the prospects for future earnings of the Company, the general condition of the securities market at the time of the Offering and the market prices of publicly traded companies that the Company and the Representatives believe to be comparable to the Company.

     Timothy C. McQuay, a partner with Crowell, Weedon & Co., has been elected a director of the Company, effective upon the completion of this Offering. See "Management" and "Certain Transactions."


     Application has been made for inclusion of the Common Stock on the Nasdaq National Market under the symbol "MEAD." The Company has been advised by the Representatives that each of the Representatives presently intend to make a market in the Common Stock offered hereby; however, the Representatives are not obligated to do so, and any market making activity may be discontinued at any time. There can be no assurance that an active public market for the Common Stock will develop and continue after this Offering.


     The Underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids for and purchases of the Common Stock so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchase of the Common Stock in the open market in order to cover a syndicate short position. Penalty bids permit the Underwriters to reclaim a selling concession from a syndicate member when the shares of Common Stock originally sold by such syndicate member are purchased in a stabilizing transaction or syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Common Stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the NASDAQ National Market or otherwise and, if commenced, may be discontinued at any time.


                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company and the Selling Stockholder by O'Melveny & Myers LLP, Newport Beach, California. Certain legal matters will be passed upon for the Underwriters by Gibson, Dunn & Crutcher LLP, Los Angeles, California.

                                    EXPERTS

     The financial statements of Meade Instruments Corp. as of February 28, 1995, February 29, 1996 and November 30, 1996 and for each of the three years in the period ended February 29, 1996 and the nine months ended November 30, 1996 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules to the Registration Statement. For further information with respect to the Company and such Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed as a part of the Registration Statement. Statements contained in this Prospectus concerning the contents of any contract or any other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement. Each such statement is qualified in all respects by such reference to such exhibit. The Registration Statement, including exhibits and schedules thereto, as well as the reports and other information filed by the Company with the Securities and Exchange Commission, may be inspected without charge at the Public Reference Room of the Securities and Exchange Commission's principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Securities and Exchange Commission's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Electronic filings made through the Electronic Data Gathering Analysis and Retrieval System are also publicly available through the Securities and Exchange Commission's Web Site (http://www.sec.gov).

                         INDEX TO FINANCIAL STATEMENTS

                                                                                       PAGE
                                                                                      NUMBER
                                                                                      ------
Meade Merger Corp.
  Report of Independent Accountants.................................................    F-2
  Balance Sheet.....................................................................    F-3
  Note to Balance Sheet.............................................................    F-4

Meade Instruments Corp.
  Report of Independent Accountants.................................................    F-5
  Balance Sheets....................................................................    F-6
  Income Statements.................................................................    F-7
  Statements of Stockholders' Equity (Deficit)......................................    F-8
  Statements of Cash Flows..........................................................    F-9
  Notes to Financial Statements.....................................................   F-10

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Stockholders of Meade Merger Corp.

In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of Meade Merger Corp. at February 5, 1997 in conformity with generally accepted accounting principles. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

Costa Mesa, California
February 6, 1997

                               MEADE MERGER CORP.

                                 BALANCE SHEET

                                                                                   FEBRUARY 5,
                                                                                       1997
                                                                                   ------------
ASSETS
     Cash.........................................................................     $100
                                                                                       ----
                                                                                       $100
                                                                                       ====
STOCKHOLDERS' EQUITY
     Stockholders' equity:
          Preferred stock; $0.01 par value; 1,000,000 shares authorized; no shares issued and outstanding..................................................
          Series A common stock; $0.01 par value; 15,000,000 shares authorized; 10 shares issued and outstanding...........................................
          Series B common stock; $0.01 par value; 5,000,000 shares authorized; no shares issued and outstanding...........................................
          Additional paid-in capital..............................................     $100
                                                                                       ----
          Total stockholders' equity..............................................      100
                                                                                       ----
                                                                                       $100
                                                                                       ====

                               MEADE MERGER CORP.

                             NOTE TO BALANCE SHEET

1. THE COMPANY


Meade Merger Corp. was incorporated in Delaware on February 4, 1997. Prior to the effectiveness of the registration statement of which this Prospectus is a part, Meade Instruments Corp., a California corporation, will merge with and into Meade Merger Corp. As part of the merger, Meade Merger Corp. will exchange at a ratio of one to one all of the outstanding shares of the redeemable Series A preferred stock and Series A and Series B common stock of the California corporation into comparable securities of Meade Merger Corp. Upon the closing of the Offering, the then outstanding shares of Series A and Series B common stock of Meade Merger Corp. will be converted to one series of common stock at a ratio of one to one.


The balance sheet should be read in conjunction with the historical financial statements of Meade Instruments Corp., a California corporation, included elsewhere in the registration statement.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Meade Instruments Corp.

     In our opinion, the accompanying balance sheets and related statements of income, of stockholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Meade Instruments Corp. at February 28, 1995, February 29, 1996, and November 30, 1996, and the results of its operations and its cash flows for each of the three years in the period ended February 29, 1996 and for the nine months ended November 30, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

Costa Mesa, California

March 12, 1997

                            MEADE INSTRUMENTS CORP.

                                 BALANCE SHEETS


                                                                 FEBRUARY       FEBRUARY
                                                                    28,            29,        NOVEMBER 30,
                                                                   1995           1996            1996
                                                                -----------    -----------    ------------
ASSETS
Current assets:
  Cash........................................................  $    42,000    $     3,000    $      3,000
  Accounts receivable, less allowance for doubtful accounts of
     $189,000 in 1995, $333,000 in 1996 and $198,000 at
     November 30, 1996........................................    3,386,000      4,539,000      12,852,000
  Inventories (Note 2)........................................    5,427,000      6,462,000      11,264,000
  Deferred income taxes.......................................      226,000        330,000         513,000
  Prepaid expenses and other current assets...................      104,000        213,000          48,000
                                                                -----------    -----------    ------------
          Total current assets................................    9,185,000     11,547,000      24,680,000
Other assets..................................................      151,000        263,000       1,287,000
Property and equipment, net (Note 3)..........................      861,000      1,225,000       1,480,000
                                                                -----------    -----------    ------------
                                                                $10,197,000    $13,035,000    $ 27,447,000
                                                                ===========    ===========    ============
LIABILITIES, REDEEMABLE PREFERRED STOCK AND
  STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Bank line of credit (Note 4)................................  $ 1,409,000    $ 2,127,000    $  8,984,000
  Notes payable to related parties (Note 5)...................    1,775,000      2,000,000
  Current portion of long-term debt (Note 6)..................      200,000        200,000       1,584,000
  Current portion of capital lease obligations (Note 7).......       54,000        146,000         212,000
  Accounts payable............................................    1,252,000      1,406,000       2,796,000
  Accrued liabilities.........................................      877,000        863,000       2,545,000
  Income taxes payable........................................      260,000        622,000       1,435,000
                                                                -----------    -----------    ------------
          Total current liabilities...........................    5,827,000      7,364,000      17,556,000
                                                                -----------    -----------    ------------
Long-term debt, net of current portion (Note 6)...............      650,000        450,000       7,124,000
                                                                -----------    -----------    ------------
Notes payable to related parties, net of current portion (Note
  5)..........................................................      225,000
                                                                -----------    -----------    ------------
Long-term capital lease obligations, net of current portion
  (Note 7)....................................................      179,000        368,000         608,000
                                                                -----------    -----------    ------------
Deferred rent.................................................      101,000         82,000          68,000
                                                                -----------    -----------    ------------
Commitments (Note 7)
Redeemable Series A preferred stock; 1,000 shares authorized,
  issued and outstanding (Note 8).............................                                   3,041,000
                                                                -----------    -----------    ------------
Stockholders' equity (deficit):
  Preferred stock; 999,000 shares authorized, none issued and outstanding..............................................
  Series A common stock; 15,000,000 shares authorized; issued and outstanding 2,571,361 shares at February 28, 1995 and
     February 29, 1996 and 3,500,000 shares at November 30,
     1996.....................................................        1,000          1,000       3,511,000
  Series B common stock; 5,000,000 shares authorized;
     1,500,000 shares issued and outstanding at February 28,
     1995, February 29, 1996 and November 30, 1996 (Note 9)...
  Retained earnings...........................................    3,214,000      4,770,000       5,544,000
                                                                -----------    -----------    ------------
                                                                  3,215,000      4,771,000       9,055,000
  Unearned ESOP shares (Note 9)...............................                                 (10,005,000)
                                                                -----------    -----------    ------------
          Total stockholders' equity (deficit)................    3,215,000      4,771,000        (950,000)
                                                                -----------    -----------    ------------
                                                                $10,197,000    $13,035,000    $ 27,447,000
                                                                ===========    ===========    ============


                See accompanying notes to financial statements.

                            MEADE INSTRUMENTS CORP.

                               INCOME STATEMENTS


                                                                                    NINE MONTHS ENDED
                                            YEAR ENDED FEBRUARY 28(29),               NOVEMBER 30,
                                      ---------------------------------------   -------------------------
                                         1994          1995          1996          1995          1996
                                      -----------   -----------   -----------   -----------   -----------
                                                                                (UNAUDITED)
Net sales...........................  $16,628,000   $24,934,000   $29,770,000   $23,459,000   $38,966,000
Cost of sales.......................   11,670,000    17,040,000    20,054,000    15,827,000    26,267,000
                                      -----------   -----------   -----------   -----------   -----------
Gross profit........................    4,958,000     7,894,000     9,716,000     7,632,000    12,699,000
Selling expenses....................    1,565,000     2,035,000     2,832,000     2,158,000     3,555,000
General and administrative
  expenses..........................    1,378,000     2,118,000     2,951,000     1,966,000     3,004,000
Research and development expenses...      425,000       423,000       518,000       396,000       444,000
ESOP contribution...................                                                            1,745,000
Amortization of deferred credit.....      (53,000)
                                      -----------   -----------   -----------   -----------   -----------
Operating income....................    1,643,000     3,318,000     3,415,000     3,112,000     3,951,000
Interest expense....................      493,000       470,000       659,000       496,000     1,253,000
                                      -----------   -----------   -----------   -----------   -----------
Income before income taxes..........    1,150,000     2,848,000     2,756,000     2,616,000     2,698,000
Provision for income taxes (Note
  10)...............................      110,000       797,000     1,200,000     1,177,000     1,133,000
                                      -----------   -----------   -----------   -----------   -----------
Net income..........................    1,040,000     2,051,000     1,556,000     1,439,000     1,565,000
Deductions for accretion on
  redeemable preferred stock (Note
  1)................................                                                              541,000
                                      -----------   -----------   -----------   -----------   -----------
Net income available to common
  stockholders......................  $ 1,040,000   $ 2,051,000   $ 1,556,000   $ 1,439,000   $ 1,024,000
                                      ===========   ===========   ===========   ===========   ===========
Net income per share................  $      0.22   $      0.44   $      0.33   $      0.31   $      0.28
                                      ===========   ===========   ===========   ===========   ===========
Weighted average number of shares
  outstanding (Note 1)..............    4,682,472     4,682,472     4,682,472     4,682,472     3,608,335
                                      ===========   ===========   ===========   ===========   ===========
Supplemental net income per share
  (Note 12), unaudited..............                              $      0.37                 $      0.47
                                                                  ===========                 ===========


                See accompanying notes to financial statements.

                            MEADE INSTRUMENTS CORP.

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)


                                            SERIES A                SERIES B
                                          COMMON STOCK            COMMON STOCK
                                     ----------------------   --------------------    RETAINED      UNEARNED
                                      SHARES       AMOUNT       SHARES     AMOUNT     EARNINGS    ESOP SHARES       TOTAL
                                     ---------   ----------   ----------  --------   ----------   ------------   ------------
Balance at February 28, 1993.......  2,571,361   $    1,000    1,500,000  $          $  123,000   $              $    124,000
Net income.........................                                                   1,040,000                     1,040,000
                                     ---------   ----------    ---------  --------   ----------   ------------   ------------
Balance at February 28, 1994.......  2,571,361        1,000    1,500,000              1,163,000                     1,164,000
Net income.........................                                                   2,051,000                     2,051,000
                                     ---------   ----------    ---------  --------   ----------   ------------   ------------
Balance at February 28, 1995.......  2,571,361        1,000    1,500,000              3,214,000                     3,215,000
Net income.........................                                                   1,556,000                     1,556,000
                                     ---------   ----------    ---------  --------   ----------   ------------   ------------
Balance at February 29, 1996.......  2,571,361        1,000    1,500,000              4,770,000                     4,771,000
Redemption of Series A common
  stock............................    (71,361)                                        (250,000)                     (250,000)
Purchase and exercise of warrant
  for shares of Series A common
  stock............................  1,000,000    3,510,000                                                         3,510,000
Unearned ESOP shares...............                                                                (11,000,000)   (11,000,000)
Payment received on ESOP
  acquisition loan.................                                                                    995,000        995,000
Accretion on redeemable preferred
  stock............................                                                    (541,000)                     (541,000)
Net income.........................                                                   1,565,000                     1,565,000
                                     ---------   ----------    ---------  --------   ----------   ------------   ------------
Balance at November 30, 1996.......  3,500,000   $3,511,000    1,500,000  $          $5,544,000   $(10,005,000)  $   (950,000)
                                     =========   ==========    =========  ========   ==========   ============   ============


                See accompanying notes to financial statements.

                            MEADE INSTRUMENTS CORP.

                            STATEMENTS OF CASH FLOWS


                                                                                                   NINE MONTHS ENDED
                                                           YEAR ENDED FEBRUARY 28(29),                NOVEMBER 30,
                                                     ---------------------------------------   --------------------------
                                                        1994          1995          1996          1995           1996
                                                     -----------   -----------   -----------   -----------   ------------
                                                                                               (UNAUDITED)
Cash flows from operating activities:
  Net income.......................................  $ 1,040,000   $ 2,051,000   $ 1,556,000   $ 1,439,000   $  1,565,000
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Depreciation and amortization..................      120,000       150,000       300,000       220,000        422,000
    ESOP contribution..............................                                                             1,745,000
    Amortization of deferred credit (Note 1).......      (53,000)
    Changes in assets and liabilities:
      Increase in accounts receivable..............     (334,000)     (924,000)   (1,153,000)   (3,811,000)    (8,313,000)
      Increase in inventories......................     (312,000)     (853,000)   (1,035,000)   (1,632,000)    (4,802,000)
      Increase in deferred income taxes............     (208,000)      (18,000)     (104,000)                    (183,000)
      (Increase) decrease in prepaid expenses and
         other current assets......................       22,000       (23,000)     (109,000)      (39,000)       165,000
      Increase in other assets.....................                   (122,000)     (112,000)      (79,000)    (1,164,000)
      (Decrease) increase in accounts payable......   (1,209,000)       21,000       154,000       413,000      1,390,000
      (Decrease) increase in accrued liabilities...      507,000       201,000       (33,000)      (98,000)       918,000
      Increase in income taxes payable.............      210,000        50,000       362,000       569,000        813,000
                                                     -----------   -----------   -----------   -----------   ------------
         Total adjustments.........................   (1,257,000)   (1,518,000)   (1,730,000)   (4,457,000)    (9,009,000)
                                                     -----------   -----------   -----------   -----------   ------------
         Net cash provided by (used in) operating
           activities..............................     (217,000)      533,000      (174,000)   (3,018,000)    (7,444,000)
                                                     -----------   -----------   -----------   -----------   ------------
Cash flows from investing activities:
  Capital expenditures.............................     (304,000)     (215,000)     (247,000)     (138,000)       (93,000)
                                                     -----------   -----------   -----------   -----------   ------------
         Net cash used in investing activities.....     (304,000)     (215,000)     (247,000)     (138,000)       (93,000)
                                                     -----------   -----------   -----------   -----------   ------------
Cash flows from financing activities:
  Payments on long-term debt.......................     (591,000)     (800,000)     (200,000)     (150,000)    (1,442,000)
  Proceeds from long-term debt.....................      800,000     1,000,000                                  9,500,000
  Net borrowings (payments) under bank line of
    credit.........................................   (1,187,000)     (307,000)      718,000     3,368,000      6,857,000
  Proceeds from (payments on) notes payable to
    related parties................................    1,500,000                                               (2,000,000)
  Redemption of common stock.......................                                                              (250,000)
  Issuance of preferred stock......................                                                             2,500,000
  Purchase and exercise of warrant for common
    stock..........................................                                                             3,510,000
  Unearned ESOP shares.............................                                                           (11,000,000)
  Payment of Series B common stock dividend........                                                              (995,000)
  Payment received on ESOP acquisition loan........                                                               995,000
  Payments under capital lease obligations.........                   (173,000)     (136,000)     (101,000)      (138,000)
                                                     -----------   -----------   -----------   -----------   ------------
         Net cash provided by (used in) financing
           activities..............................      522,000      (280,000)      382,000     3,117,000      7,537,000
                                                     -----------   -----------   -----------   -----------   ------------
Net increase (decrease) in cash....................        1,000        38,000       (39,000)      (39,000)           -0-
Cash at beginning of period........................        3,000         4,000        42,000        42,000          3,000
                                                     -----------   -----------   -----------   -----------   ------------
Cash at end of period..............................  $     4,000   $    42,000   $     3,000   $     3,000   $      3,000
                                                     ===========   ===========   ===========   ===========   ============
Supplemental disclosures of cash flow information:
  Cash paid during the period for:
    Interest.......................................  $   496,000   $   455,000   $   639,000   $   491,000   $  1,152,000
    Income taxes...................................  $    11,000   $   859,000   $   940,000   $   540,000   $    540,000
  Non-cash financing activities:
    Capital lease obligations......................                $   162,000   $   417,000   $   417,000   $    444,000
    Accretion on redeemable preferred stock........                                                          $    541,000


                See accompanying notes to financial statements.

                            MEADE INSTRUMENTS CORP.

                         NOTES TO FINANCIAL STATEMENTS

1.  THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The Company

     Meade Instruments Corp. ("the Company"), a California corporation, manufactures, imports and distributes telescopes and telescope accessories.


     On February 28, 1991, Meade Holding Corp. ("MHC") acquired all of the outstanding common stock (17,200 shares) of the Company for $1,000 in cash. The acquisition was accounted for using the purchase method of accounting, and the assets and liabilities of Meade Instruments Corp. reflect the underlying basis of Meade Holding Corp. in the Company. The fair market value of the net assets acquired exceeded the cost. This excess over cost was allocated to reduce noncurrent assets to zero. The remainder of the excess, approximately $151,000, was classified as a deferred credit (negative goodwill) and was amortized using the straight-line method over three years. The balance of the deferred credit of $53,000 was amortized during the year ended February 28, 1994.


     On February 26, 1996, MHC was merged into Meade Instruments Corp., which was the surviving corporation of the merger. In the merger, all 17,200 shares of the outstanding common stock of the Company were canceled, and 1,000 shares of the outstanding common stock of MHC (representing all of the issued and outstanding shares of MHC) were converted, on a one to one basis, into the common stock of the surviving Meade Instruments Corp.

     In April 1996, the Company effected a recapitalization. The existing stockholders exchanged their existing common stock for 2,571,361 shares of Series A and 1,500,000 shares of Series B common stock. The accompanying financial statements have been retroactively adjusted to give effect to this transaction. The Company redeemed 71,361 shares of Series A common stock for $250,000. The Company also issued 1,000 shares of redeemable Series A preferred stock and a warrant to purchase 1,000,000 shares of Series A common stock at $0.01 per share for $6.0 million in the aggregate. The warrant was exercised immediately upon purchase of the Series A preferred stock. The Company has allocated $2.5 million of the proceeds as the fair value of the Series A preferred stock and $3.5 million as the fair value of the Series A common stock.

     Also in April 1996, the Company's newly-formed Employee Stock Ownership Plan (ESOP) purchased all of the outstanding shares of Series B common stock (1,500,000 shares) from the existing stockholders. The ESOP financed the purchase through the proceeds of an $11.0 million term loan from the Company.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


  Revenue Recognition



     Sales are recorded when products are shipped.


  Inventories

     Inventories are stated at the lower of cost, as determined using the first-in, first-out (FIFO) method, or market. Costs include materials, labor and manufacturing overhead.

  Property and equipment

     Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets which range from three to seven years. Properties held under capital leases are recorded at the present value of the noncancellable lease payments over the term of the lease and are amortized over the shorter of the lease term or the estimated useful lives of the assets.

                            MEADE INSTRUMENTS CORP.

  Income taxes

     The Company uses the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates that will be in effect when the differences are expected to reverse. The Company files its tax return for the year ending August 31, rather than for the financial reporting period ending the last day of February.

  Research and development

     Expenditures for research and development costs are charged to expense as incurred.

  Net income per share


     Net income per share is based upon the weighted average number of common shares outstanding during each period under the treasury stock method, after giving retroactive effect to the conversion of shares to Series A and B common stock (as discussed above). Pursuant to the requirements of the Staff of the Securities and Exchange Commission, the shares related to stock sold subsequent to November 30, 1995 have been shown as outstanding for all periods presented. Net income available to common stockholders for the nine month period ended November 30, 1996 is computed by deducting from net income the accretion on the redeemable preferred stock of $541,000 (Note 8) during such period.


  Concentration of Credit Risk

     Financial instruments, which potentially subject the Company to concentration of credit risk, are principally accounts receivable. The Company maintains an allowance for doubtful accounts but historically has not experienced any significant losses related to individual customers or groups of customers in any particular industry or geographic area.

  Fair value of financial instruments

     The Company's financial instruments include cash, accounts receivable, prepaid expenses and other current assets, accounts payable, accrued liabilities, and short-term loans. The carrying value of these financial instruments approximates fair value due to their short-term nature.

  Use of estimates in the preparation of financial statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the respective reporting periods. Actual results could differ from those estimates.

  New accounting pronouncements

     Effective March 1, 1996, the Company adopted the Financial Accounting Standards Board ("FASB") Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS No. 121") and Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). The adoption of SFAS No. 121 and SFAS No. 123 by the Company did not have a material impact on the Company's financial position, results of operations or liquidity. The Company has adopted only the disclosure provisions of SFAS No. 123 for employee stock-based compensation.

                            MEADE INSTRUMENTS CORP.

  Unaudited interim information

     The information presented for the nine months ended November 30, 1995 is unaudited. In the opinion of management, the unaudited interim financial information includes all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the Company's results of its operations and its cash flows for the nine months ended November 30, 1995. The Company's results of operations and cash flows for the interim period are not necessarily indicative of the results to be expected for any other interim period or a full year. The data disclosed in these notes to financial statements at such dates and for such periods are also unaudited.

  Reclassifications

     Certain reclassifications, which have no effect on retained earnings, have been made to conform the 1994 and 1995 information to the 1996 presentation.

2.  INVENTORIES

     The composition of inventories is as follows:

                                                    FEBRUARY 28,     FEBRUARY 29,     NOVEMBER 30,
                                                        1995             1996             1996
                                                    ------------     ------------     ------------
    Raw materials.................................   $ 2,698,000      $ 2,433,000     $  3,412,000
    Work in process...............................     1,140,000        1,500,000        1,839,000
    Finished goods................................     1,589,000        2,529,000        6,013,000
                                                     -----------      -----------     ------------
                                                     $ 5,427,000      $ 6,462,000     $ 11,264,000
                                                     ===========      ===========     ============

3.  PROPERTY AND EQUIPMENT

     The composition of property and equipment is as follows:

                                                    FEBRUARY 28,     FEBRUARY 29,     NOVEMBER 30,
                                                        1995             1996             1996
                                                    ------------     ------------     ------------
    Molds and dies................................   $   436,000      $   668,000      $  720,000
    Machinery and equipment.......................       362,000          866,000       1,339,000
    Furniture and fixtures........................        99,000           27,000          37,000
    Leasehold improvements........................       299,000          299,000         301,000
                                                     -----------      -----------      ----------
                                                       1,196,000        1,860,000       2,397,000
    Less accumulated depreciation and
      amortization................................      (335,000)        (635,000)       (917,000)
                                                     -----------      -----------      ----------
                                                     $   861,000      $ 1,225,000      $1,480,000
                                                     ===========      ===========      ==========

     The gross value of assets under capital leases included in machinery and equipment above is $252,000 at February 28, 1995, $669,000 at February 29, 1996, and $1.1 million at November 30, 1996.

4.  BANK DEBT

     At February 29, 1996, the Company's bank line of credit extended to June 30, 1996 and was evidenced by a note payable which provided for borrowings of up to 80% of eligible accounts receivable, as defined, plus 50% of eligible inventory, as defined. The note, which bore interest at the bank's reference rate (8.25% at February 29, 1996) plus 1.0%, was secured by substantially all of the Company's assets and was guaranteed by the Company's stockholders. The Company's $1.0 million term loan at February 29, 1996 was secured by substantially all of the Company's assets and guaranteed by the Company's stockholders (Note 6). The line of credit and term loan were subject to certain restrictive covenants including certain financial statement ratios,

                            MEADE INSTRUMENTS CORP.

restrictions on capital expenditures, and a minimum tangible net worth. Furthermore, the bank agreement restricted the Company from declaring or paying dividends.

     In April 1996, the Company replaced its revolving line of credit with a $10.0 million line of credit with a new lender secured by receivables and inventory. The line of credit bears interest at the bank's base rate (8.25% at November 30, 1996) plus 0.5%, interest payable monthly in arrears. In April 1996, the Company also borrowed $9.5 million evidenced by a term note (Note 6). The Loan and Security Agreement between the bank and the Company, which governs the line of credit and term note, contains certain financial covenants including minimum working capital, minimum profitability, and minimum interest and debt coverage ratios. Furthermore, the bank agreement restricts the Company from declaring or paying dividends on its Series A common stock.

5.  NOTES PAYABLE TO RELATED PARTY

     In July 1993, the Company borrowed $1.5 million from a stockholder evidenced by a promissory note payable. Interest was payable monthly at the rate of 10.0% per annum. The note was subordinated to the bank debt and was due, as amended, on July 8, 1996. Also, payable to stockholders were subordinated notes payable totaling $500,000 and due on various dates between February 28, 1996 and March 29, 1996. Interest was payable quarterly at the First National Bank of Boston's base rate (8.25% at February 29, 1996) plus 2.0%. Payment of principal was subordinated to the bank indebtedness. The notes payable to related parties were repaid in full in April 1996. Interest expense on the notes payable to related parties was $140,000, $198,000, $204,000 and $16,000 for the years ended February 28, 1994, February 28, 1995 and February 29, 1996 and for the nine months ended November 30, 1996, respectively.

6.  LONG-TERM DEBT

                                                      FEBRUARY 28,    FEBRUARY 29,    NOVEMBER 30,
                                                          1995            1996            1996
                                                      ------------    ------------    ------------
    Note payable to bank, interest at the bank's
      base rate (8.25% at November 30, 1996) plus
      0.75% payable monthly, principal payments are
      due in defined quarterly amounts totaling
      $1,584,000 annually for five years commencing
      July 1996, any remaining principal and
      interest amounts are due in full at April 2001
      (Note 4)......................................                                  $  8,708,000
    Note payable to bank, interest at the bank's
      reference rate (9% at February 28, 1995 and
      8.25% at February 29, 1996) plus 1.25% payable
      monthly, principal payments are due in equal
      monthly installments over five years
      commencing June 1, 1994.......................   $  850,000      $  650,000
                                                       ----------      ----------     ------------
                                                          850,000         650,000        8,708,000
    Less current portion of long-term debt..........     (200,000)       (200,000)      (1,584,000)
                                                       ----------      ----------     ------------
                                                       $  650,000      $  450,000     $  7,124,000
                                                       ==========      ==========     ============

                            MEADE INSTRUMENTS CORP.

     The aggregate maturities of long-term debt are as follows:

                                                              FEBRUARY 29,     NOVEMBER 30,
                            FISCAL YEAR                           1996             1996
        ----------------------------------------------------  ------------     ------------
          1997..............................................    $200,000        $  525,000
          1998..............................................     200,000         1,584,000
          1999..............................................     200,000         1,584,000
          2000..............................................      50,000         1,584,000
          2001..............................................                     1,584,000
          Thereafter........................................                     1,847,000
                                                                --------        ----------
                                                                $650,000        $8,708,000
                                                                ========        ==========

7.  LEASES AND OTHER COMMITMENTS

     The Company is obligated under certain long-term noncancellable leases and other noncancellable agreements for its office and manufacturing facilities and certain equipment and machinery. Aggregate future minimum commitments under noncancellable leases and other agreements at February 29, 1996 that have remaining terms in excess of one year are as follows:

                            FISCAL YEAR                         CAPITAL         OPERATING
        ----------------------------------------------------  ------------     ------------
          1997..............................................   $  197,000       $  292,000
          1998..............................................      173,000          292,000
          1999..............................................      137,000          292,000
          2000..............................................      121,000          292,000
          2001..............................................        4,000
                                                               ----------       ----------
        Net minimum lease payments..........................      632,000       $1,168,000
                                                                                ==========
        Less amount representing interest...................     (118,000)
                                                               ----------
        Capital lease obligations...........................   $  514,000
                                                               ==========

     For the years ended February 28, 1994, February 28, 1995 and February 29, 1996 and the nine months ended November 30, 1996, the Company incurred rent expense of $387,000, $309,000, $373,000 and $261,000, respectively.

     In November 1992, the Company executed a lease commencing March 1993 for its office and manufacturing facilities. The lease term is seven years, extendable for an additional five years at the Company's option. Aggregate future minimum lease commitments for this lease are included in the schedule above. Such commitments are subject to periodic upward adjustment, based upon increases in the Consumer Price Index.

     In December 1996, the Company entered into a ten-year lease agreement for new office and manufacturing facilities that is expected to commence in October 1997 upon completion of certain tenant improvements. Aggregate future minimum commitments under noncancellable operating leases are expected to increase $254,000 in 1998, $610,000 in 1999 and 2000, $684,000 in 2001, and $7.2 million in the aggregate thereafter.

8.  REDEEMABLE PREFERRED STOCK

     The Redeemable Series A preferred stock has a cumulative 14% dividend per annum payable quarterly and is mandatorily redeemable in April 2001. In the event that the Company does not declare and pay the dividends in cash which have accumulated on any quarterly due date or the Series A preferred stock is not

                            MEADE INSTRUMENTS CORP.

redeemed when due, then thereafter additional dividends shall accrue on the Series A preferred stock at the rate of 14% per annum, compounded quarterly, with the amount of such additional dividends added to accrued dividend payments or redemption value until all such amounts have been paid in full. Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of the Series A preferred stock will be entitled to be paid, before any payment shall be made to the common stockholders, an amount in cash equal to $6,000 for each share of Series A preferred stock plus all accrued and unpaid dividends to date. If the Company does not satisfy certain covenants in the preferred stock purchase agreement, the preferred stockholder may designate a majority of the Company's Board of Directors. The Company recorded the Series A preferred stock at $2.5 million, its fair value, and is recording accretion to increase the carrying value of the Series A preferred stock to the redemption value of $6.0 million by April 23, 2001, the redemption date, plus unpaid dividends.

9.  EMPLOYEE STOCK OWNERSHIP PLAN

     Adoption of the Employee Stock Ownership Plan (ESOP) was effective March 1, 1996 and covers all employees of the Company who meet certain service and eligibility requirements. The ESOP year ends on the last day of February each year. A participant becomes 100% vested in his ESOP account if, while employed at the Company, the participant (i) reaches his 65th birthday, (ii) becomes disabled (as defined), (iii) dies, or (iv) achieves five years of credited service (as defined). Distributions of a participant's vested account are directed by the ESOP's Administrative Committee. The Company provides a put option to any participant who receives a distribution of Company stock, unless the stock is readily tradable on an established market.

     In April 1996, the ESOP purchased all of the outstanding shares of the Company's Series B common stock (1,500,000 shares) held by the existing stockholders for $11.0 million. The Series B common stock has a cumulative dividend of $0.513 per share and a liquidation preference over the Series A common stock. The ESOP financed the purchase of the Series B common stock (the financed shares) with the proceeds of an $11.0 million term loan (the acquisition loan) from the Company. The financed shares are held by the Meade Instruments Corp. Employee Stock Ownership Trust (the ESOP trust). The ESOP pledged the financed shares to the Company as security for the acquisition loan. The financed shares were initially credited to a suspense account on the books of the ESOP and will be allocated to the accounts of individual ESOP participants, as of each plan year end, for payments made on the acquisition loan. The acquisition loan has a ten year term and bears interest at 6% per annum. Principal and interest is due semi-annually, subject to the Company making contributions to the ESOP to fund the principal and interest payments. The release of financed shares from collateral is based on the ratio that the payment of principal bears to the initial principal of the acquisition loan. The Company accounts for its ESOP in accordance with Statement of Position 93-6. Accordingly, the shares pledged as collateral are reported as unearned ESOP shares in the balance sheet. As shares are released from collateral, the Company records compensation expense, and the shares become outstanding for net income per share purposes. Dividends on allocated shares are recorded as a reduction of retained earnings; dividends on unallocated ESOP shares are recorded as a reduction of debt and accrued interest.


     For the nine months ended November 30, 1996, the Company has recognized ESOP contribution expense of $1,745,000, including the dividend payment described below. In August 1996, the Company's board of directors (i) authorized a contribution to the ESOP in the amount of $237,000 to fund the semi-annual interest payment due on the acquisition loan and (ii) declared and paid a dividend on the Series B common stock in the amount of $995,000. The ESOP trust used the proceeds of the contribution to pay the semi-annual interest payment due on the acquisition loan. The ESOP used the proceeds from the dividend to repay a portion of the acquisition loan. The repayment released approximately 136,000 shares from collateral resulting in $995,000 in ESOP contribution expense.

                            MEADE INSTRUMENTS CORP.

     As of November 30, 1996, no shares in the ESOP trust have been allocated to individual participants. Allocations of the 136,000 released shares will be made as of December 31, 1996 for the plan year ending February 28, 1997. Allocation to individual participant accounts are made in the ratio that the compensation of each participant bears to the total compensation of all such participants. There are no shares committed to be released as of November 30, 1996. Shares in suspense at November 30, 1996 are 1,364,000.


     The fair value of the Series B common stock upon purchase from the existing stockholders in April 1996 was determined to be $7.33 per share. Under the terms of the ESOP, the fair value of the stock at any plan year end is to be determined by an independent appraiser so long as the stock is not readily tradable on an established market. At November 30, 1996, there is no repurchase obligation.

10.  INCOME TAXES

     Significant components of the provision for income taxes are as follows:


                                                                                   NINE MONTHS
                                              YEAR ENDED FEBRUARY 28(29),             ENDED
                                         -------------------------------------     NOVEMBER 30,
                                           1994          1995          1996            1996
                                         ---------     --------     ----------     ------------
    Current:
      Federal..........................  $ 259,000     $649,000     $1,094,000      $1,103,000
      State............................     59,000      166,000        210,000         213,000
                                         ---------     --------     ----------      ----------
                                           318,000      815,000      1,304,000       1,316,000
                                         ---------     --------     ----------      ----------
    Deferred:
      Federal..........................   (163,000)     (14,000)       (87,000)       (153,000)
      State............................    (45,000)      (4,000)       (17,000)        (30,000)
                                         ---------     --------     ----------      ----------
                                          (208,000)     (18,000)      (104,000)       (183,000)
                                         ---------     --------     ----------      ----------
                                         $ 110,000     $797,000     $1,200,000      $1,133,000
                                         =========     ========     ==========      ==========


     The provision for income taxes differed from the amount computed by applying the U.S. federal statutory rate to income before income taxes due to the effects of the following:


                                                          YEAR ENDED FEBRUARY      NINE MONTHS
                                                                28(29),               ENDED
                                                        ------------------------   NOVEMBER 30,
                                                        1994      1995      1996       1996
                                                        -----     -----     ----   ------------
    Federal income tax rate.........................     34.0%     34.0%    34.0%      34.0%
    State income taxes, net of federal income tax
      benefit.......................................      6.1       6.1      6.1        6.1
    Benefit of operating loss carryforwards.........    (12.6)    (15.2)
    Reduction in valuation allowance................    (18.0)
    Other...........................................      0.1       3.1      3.5        1.9
                                                        -----     -----     ----       ----
                                                          9.6%     28.0%    43.6%      42.0%
                                                        =====     =====     ====       ====


     Deferred tax assets at February 28, 1995, February 29, 1996 and November 30, 1996 consist of certain inventory and accounts receivable reserves as well as differences in the bases of fixed asset which are measured differently for tax and financial reporting purposes.

                            MEADE INSTRUMENTS CORP.

11.  SIGNIFICANT CUSTOMERS AND FOREIGN SALES


     The Company generated 13%, 16% and 12% of its revenue from one customer during the years ended February 28, 1994, February 28, 1995, February 29, 1996, respectively, and 24% of its revenue from two customers totalling $5.0 million and $4.3 million, respectively, during the nine months ended November 30, 1996. Export sales approximated $3.2 million, $4.2 million, $7.4 million and $6.6 million of sales for the years ended February 28, 1994, February 28, 1995, February 29, 1996 and the nine months ended November 30, 1996, respectively. Included in export sales are sales to Europe of $2.0 million, $3.1 million, $4.1 million and $4.5 million in the years ended February 28, 1994, February 28, 1995 and February 29, 1996 and the nine months ended November 30, 1996, respectively.


12.  SUBSEQUENT EVENTS

  Proposed public offering

     In December 1996, the Company entered into an agreement in principle with two underwriters (the Underwriters), whereby the Underwriters have agreed in principle to act as underwriters in an initial public offering (the Offering) of up to 2,875,500 shares of newly-issued Company common stock (2,500,000 shares intended to be offered to the public and 375,500 shares which the Underwriters have the option to purchase to cover over-allotments, if any). Prior to the closing of this Offering, the Company will reincorporate into a Delaware corporation pursuant to a merger with and into a newly-formed and wholly-owned Delaware subsidiary, with the Delaware subsidiary to be the surviving corporation. All of the outstanding shares of the Series A and Series B common stock and Series A preferred stock of the Company will be exchanged on a ratio of one for one with shares of Series A and Series B common stock and Series A preferred stock of the Delaware subsidiary.

     The Company intends to use the proceeds to redeem all of the outstanding shares of the redeemable preferred stock and to repay the Company's term note and a portion of the line of credit. Supplemental net income per share is based upon the weighted average number of common shares outstanding during the year ended February 29, 1996 and the nine months ended November 30, 1996, after giving retroactive effect to the beginning of the period for the redemption of the preferred stock and the repayment of the Company's term note and a portion of the line of credit. Pursuant to Accounting Principles Board Statement No. 15, the number of weighted average shares outstanding has been increased by 2,077,778 shares. This is the number of shares necessary, at an assumed public offering price of $9.00 per share, to retire $12.7 million of term and revolving debt and to redeem $6.0 million of Series A preferred stock.

  Stock Incentive Plan

     In February 1997, the Company's Board of Directors adopted the 1997 Stock Incentive Plan (the Plan). The Plan provides for the grant of incentive and non-qualified stock options, restricted stock, stock appreciation rights (SARs), and performance stock awards to certain key employees (including officers, whether or not directors) of the Company. Under the Plan, the Company may grant options and other awards with respect to 750,000 shares of common stock. Awards under the Plan generally vest after six months and become exercisable over a four-year period, or as determined by the Compensation Committee of the Board of Directors. Stock options generally remain exercisable for a period of ten years from the date of grant.

=========================================================

  NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE OBTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDER OR ANY OF THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS, NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION PRESENTED HEREIN OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE AS OF WHICH SUCH INFORMATION IS GIVEN. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES OF COMMON STOCK TO WHICH IT RELATES, OR ANY SUCH SHARES IN ANY JURISDICTION TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                               ------------------

                               TABLE OF CONTENTS


                                               PAGE
                                               ----
Prospectus Summary...........................     3
Risk Factors.................................     7
Use of Proceeds..............................    12
Dividend Policy..............................    12
Dilution.....................................    13
Capitalization...............................    14
Selected Financial Information...............    15
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations.................................    17
Business.....................................    23
Management...................................    33
Certain Transactions.........................    39
Principal and Selling Stockholders...........    40
Description of Capital Stock.................    41
Shares Eligible for Future Sale..............    45
Underwriting.................................    46
Legal Matters................................    47
Experts......................................    47
Additional Information.......................    47
Index to Financial Statements................   F-1


                               ------------------

  UNTIL            , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF THE DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

=========================================================

=========================================================

                                3,370,000 SHARES

                         [MEADE INSTRUMENTS CORP. LOGO]

                            MEADE INSTRUMENTS CORP.

                                  COMMON STOCK

                           -------------------------
                                   PROSPECTUS
                           -------------------------

                         MORGAN KEEGAN & COMPANY, INC.
                             CROWELL, WEEDON & CO.
                                          , 1997

=========================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the expenses, other than underwriting discounts and commissions, payable by the Company in connection with the issuance and distribution of the Common Stock being registered. All amounts are estimates except the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

    Securities and Exchange Commission registration fee........................  $11,744
    NASD filing fee............................................................    4,376
    Nasdaq National Market listing fee.........................................   36,250
    Accounting fees and expenses...............................................        *
    Legal fees and expenses....................................................        *
    Blue Sky qualification fees and expenses...................................   10,000
    Printing and engraving expenses............................................        *
    Transfer agent and registrar fees..........................................    2,500
    Miscellaneous..............................................................        *
                                                                                 -------
              Total............................................................  $     *(1)
                                                                                 =======

---------------
 *  To be filed by amendment.

(1) A portion of such expenses may be reimbursed by the Selling Stockholder. See "Certain Transactions."

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

LIMITATION OF LIABILITY OF DIRECTORS

     The Certificate of Incorporation provides that a director will not be personally liable for monetary damages to the Company or its stockholders for breach of fiduciary duty as a director, except to the extent such exemption for liability or limitation thereof is not permitted under the Delaware General Corporation Law (i.e., liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for paying a dividend or approving a stock repurchase in violation of
Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit).

     While the Certificate of Incorporation provides directors with protection from awards for monetary damages for breaches of their duty of care, it does not eliminate such duty. Accordingly, the Certificate of Incorporation will have no effect on the availability of equitable remedies, such as an injunction or rescission based on a director's breach of such director's duty of care.

     The Certificate of Incorporation provides that each person (and the heirs, executors, or administrators of such person) who was or is a party or is threatened to be made a party to, or is involved in any threatened pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that such person is or was a director or officer of the Company or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, will be indemnified and held harmless by the Company to the fullest extent permitted by the Delaware General Corporation Law. The Certificate of Incorporation further provides that the right to indemnification includes the right to be paid by the Company for expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent permitted by the Delaware General Corporation Law, and that the right to indemnification conferred thereunder is deemed a contract right.

     The Certificate of Incorporation further provides that the Company may, by action of its Board of Directors, provide indemnification to such of the employees and agents of the Company and such other persons serving at the request of the Company as employees or agents of another corporation, partnership, joint venture, trust or other enterprise to such extent and to such effect as is permitted by the Delaware General Corporation Law and the Board of Directors.

     The Company has entered into indemnification agreements with certain of its directors and officers that require the Company to indemnify such directors and officers to the fullest extent permitted by applicable provisions of law, provided that any settlement of a third party action against a director or officer is approved by the Company, and subject to limitations for actions initiated by the director or officer, penalties paid by insurance and violations of Section 16(b) of the Securities Exchange Act of 1934, as amended, and similar laws.

     The Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the Underwriters of the Company and its directors and officers for certain liabilities arising under the Securities Act or otherwise.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     (a) On April 23, 1996, pursuant to a recapitalization of the Company, the Stockholders exchanged their shares of Common Stock for shares of Series A Common Stock and shares of Series B Common Stock. Immediately following such exchange, the Stockholders sold all of such shares of Series B Common Stock. See "Certain Transactions." The issuances described in this Item 15(a) were deemed exempt from registration under the Securities Act in reliance upon Section 3(a)(9) of the Securities Act.


     (b) On April 23, 1996, the Company issued and sold 1,000 shares of its Redeemable Preferred Stock and a Series A Common Stock Purchase Warrant to purchase 1,000,000 shares of Series A Common Stock to Churchill ESOP Capital Partners ("Churchill") for an aggregate purchase price of $6.0 million. Churchill exercised such warrant in full immediately after the closing of the ESOP transaction. The issuances described in this Item 15 were deemed to be exempt from registration under the Securities Act, in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering. In addition, Churchill represented its intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates issued in such transactions. Churchill had adequate access to information about the Company.


ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(A) EXHIBITS.


  EXHIBIT
  NUMBER                                   DESCRIPTION OF EXHIBIT
  -------     --------------------------------------------------------------------------------
    1.1+      Form of Underwriting Agreement
    3.1       Certificate of Incorporation of the Company, as amended
    3.2+      Bylaws of the Company
    4.1*      Specimen stock certificate
    5.1+      Opinion of O'Melveny & Myers LLP
   10.1+      Form of Directors' and Officers' Indemnity Agreement
   10.2+      Exchange Agreement, dated April 23, 1996, among Messrs. John C. Diebel, Steven
              G. Murdock, Ronald Ezra and Joseph A. Gordon, Jr. (the "Stockholders") and the
              Company
   10.3+      Redemption Agreement, dated April 23, 1996, among the Stockholders and the
              Company
   10.4+      Securities Purchase Agreement, dated April 23, 1996, among Churchill ESOP
              Capital Partners, A Minnesota Limited Partnership ("Churchill"), and the Company

  EXHIBIT
  NUMBER                                   DESCRIPTION OF EXHIBIT
  -------     --------------------------------------------------------------------------------
   10.5+      Series A Common Stock Purchase Warrant, dated April 23, 1996, issued to
              Churchill
   10.6+      Shareholder Agreement, dated April 23, 1996, among the Stockholders, Churchill and the Company
   10.7+      Industrial Lease (Single Tenant; Net; Stand-Alone), dated December 20, 1996, between The Irvine Company and the Company
   10.8+      Indemnity Agreement, dated April 23, 1996, among the Stockholders, the Company and Churchill
   10.9+      Employment Agreement, dated April 23, 1996, between John C. Diebel and the
              Company
   10.10+     Employment Agreement, dated April 23, 1996, between Steven G. Murdock and the
              Company
   10.11+     Employment Agreement, dated April 23, 1996, between Ronald Ezra and the Company
   10.12+     Employment Agreement, dated April 23, 1996, between Joseph A. Gordon, Jr. and the Company
   10.13+     Meade Instruments Corp. Employee Stock Ownership Plan (the "ESOP"), effective as of March 1, 1996, together with Form of Amendments No. 1 and No. 2 to the ESOP
   10.14+     Employee Stock Ownership Trust Agreement, dated as of March 1, 1996, between the
              Company and Wells Fargo Bank, N.A.
   10.15+     Employee Stock Ownership Plan Loan and Pledge Agreement, dated April 23, 1996, between the ESOP and the Company
   10.16+     Loan and Security Agreement, dated as of April 23, 1996, between the Company and
              Fleet Capital Corporation
   10.17+     Purchase and Sales Agreement, dated as of December 29, 1994, between the Company and Weidy Optical Co., Ltd.
   10.18+     Standard Industrial/Commercial Single-Tenant Lease-Net, dated as of November 20,
              1992, between the Company and Rossmore Enterprises
   10.19+     Promissory Note, dated July 8, 1995, between the Company and John C. Diebel
   10.20+     Form of Trademark Distribution Agreement for EEC Countries
   10.21+     Form of Trademark Distribution Agreement for Non-EEC Countries
   10.22+     Incentive Compensation Agreement, dated as of October 4, 1995, between the
              Company and Brent Christensen
   10.23+     Standard Industrial/Commercial Multi-Tenant Lease-Gross, dated as of January 31,
              1996, by and between the Company and CNH, LLC
   10.24+     Celtic Master Lease, dated as of February 23, 1995, by and between the Company and Celtic Leasing Corp.
   10.25+     Stock Purchase Agreement, dated as of April 23, 1996, by and among the ESOP, the
              Company, the Diebel Living Trust u/d/t dated January 12, 1995 and John C. Diebel
   10.26+     Stock Purchase Agreement, dated as of April 23, 1996, by and among the ESOP, the
              Company, the Murdock 1986 Trust u/d/t dated October 23, 1986 and Steven G.
              Murdock
   10.27+     Stock Purchase Agreement, dated as of April 23, 1996, by and among the ESOP, the
              Company and Ronald Ezra
   10.28+     Stock Purchase Agreement, dated as of April 23, 1996, by and among the ESOP, the
              Company and Joseph A. Gordon, Jr.
   10.29+     Meade Instruments Corp. 1997 Stock Incentive Plan

  EXHIBIT
  NUMBER                                   DESCRIPTION OF EXHIBIT
  -------     --------------------------------------------------------------------------------
   10.30+     Form of Agreement of Merger, by and between the Company and the predecessor of the Company.
   10.31+     Preferred Stock Redemption Agreement, dated as of January 31, 1997, by and between the Company and Churchill
   11.1       Statement re Computation of Per Share Earnings
   23.1       Consent of Price Waterhouse LLP
   23.2+      Consent of O'Melveny & Myers LLP (included in Exhibit 5.1)
   23.3       Consent of Price Waterhouse LLP
   24.1+      Power of Attorney
   27.1+      Financial Data Schedule
   99.1       Consents of Future Directors


---------------

* To be provided by amendment.

+ Previously filed.

(B) FINANCIAL STATEMENT SCHEDULES.

     All schedules are omitted because they are not required, are not applicable, or the information is included in the Financial Statements or Notes thereto.

ITEM 17.  UNDERTAKINGS

     (a) The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (c) The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

          (2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment No. 2 to the Registration Statement (No. 333-21123) to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, County of Orange, State of California, on the 11th day of March, 1997.


                                          MEADE INSTRUMENTS CORP.

                                          By:      /s/ STEVEN G. MURDOCK
                                            ------------------------------------
                                                     Steven G. Murdock
                                               President and Chief Operating
                                                         Officer


     Pursuant to the requirements of the Securities Act, this Amendment No. 2 to the Registration Statement (No. 333-21123) has been signed by the following persons in the capacities and on the date indicated.



             SIGNATURE                                TITLE                        DATE
-----------------------------------    -----------------------------------    ---------------

                 *                     Chairman of the Board and Chief        March 11, 1997
-----------------------------------      Executive Officer (Principal
          John C. Diebel                 Executive Officer)

       /s/ STEVEN G. MURDOCK           Director, President and Chief          March 11, 1997
-----------------------------------      Operating Officer
         Steven G. Murdock

                 *                     Vice President -- Finance and Chief    March 11, 1997
-----------------------------------      Financial Officer (Principal
       Brent W. Christensen              Financial and Accounting Officer)

                 *                     Director and Senior Vice President     March 11, 1997
-----------------------------------      of North American Sales
       Joseph A. Gordon, Jr.

    *By: /s/ STEVEN G. MURDOCK
-----------------------------------
          Steven G. Murdock
           Attorney-in-Fact

                                 EXHIBIT INDEX


                                                                                      SEQUENTIALLY
  EXHIBIT                                                                              NUMBERED
  NUMBER                             DESCRIPTION OF EXHIBIT                              PAGE
  -------     ---------------------------------------------------------------------   -----------
     1.1+     Form of Underwriting Agreement.......................................
      3.1     Certificate of Incorporation of the Company, as amended..............
     3.2+     Bylaws of the Company................................................
     4.1*     Specimen stock certificate...........................................
     5.1+     Opinion of O'Melveny & Myers LLP.....................................
    10.1+     Form of Directors' and Officers' Indemnity Agreement.................
    10.2+     Exchange Agreement, dated April 23, 1996, among Messrs. John C.
              Diebel, Steven G. Murdock, Ronald Ezra and Joseph A. Gordon, Jr. (the
              "Stockholders") and the Company......................................
    10.3+     Redemption Agreement, dated April 23, 1996, among the Stockholders and the Company......................................................
    10.4+     Securities Purchase Agreement, dated April 23, 1996, among Churchill
              ESOP Capital Partners, A Minnesota Limited Partnership ("Churchill"),
              and the Company......................................................
    10.5+     Series A Common Stock Purchase Warrant, dated April 23, 1996, issued to Churchill.........................................................
    10.6+     Shareholder Agreement, dated April 23, 1996, among the Stockholders,
              Churchill and the Company............................................
    10.7+     Industrial Lease (Single Tenant; Net; Stand-Alone), dated December
              20, 1996, between The Irvine Company and the Company.................
    10.8+     Indemnity Agreement, dated April 23, 1996, among the Stockholders, the Company and Churchill............................................
    10.9+     Employment Agreement, dated April 23, 1996, between John C. Diebel and the Company......................................................
   10.10+     Employment Agreement, dated April 23, 1996, between Steven G. Murdock and the Company......................................................
   10.11+     Employment Agreement, dated April 23, 1996, between Ronald Ezra and the Company..........................................................
   10.12+     Employment Agreement, dated April 23, 1996, between Joseph A. Gordon,
              Jr. and the Company..................................................
   10.13+     Meade Instruments Corp. Employee Stock Ownership Plan (the "ESOP"),
              effective as of March 1, 1996, together with Form of Amendments No. 1 and No. 2 to the ESOP................................................
   10.14+     Employee Stock Ownership Trust Agreement, dated as of March 1, 1996, between the Company and Wells Fargo Bank, N.A. ......................
   10.15+     Employee Stock Ownership Plan Loan and Pledge Agreement, dated April
              23, 1996, between the ESOP and the Company...........................
   10.16+     Loan and Security Agreement, dated as of April 23, 1996, between the
              Company and Fleet Capital Corporation................................
   10.17+     Purchase and Sales Agreement, dated as of December 29, 1994, between the Company and Weidy Optical Co., Ltd. .............................

                                                                                      SEQUENTIALLY
  EXHIBIT                                                                              NUMBERED
  NUMBER                             DESCRIPTION OF EXHIBIT                              PAGE
  -------     ---------------------------------------------------------------------   -----------
   10.18+     Standard Industrial/Commercial Single-Tenant Lease-Net, dated as of
              November 20, 1992, between the Company and Rossmore Enterprises......
   10.19+     Promissory Note, dated July 8, 1995, between the Company and John C.
              Diebel...............................................................
   10.20+     Form of Trademark Distribution Agreement for EEC Countries...........
   10.21+     Form of Trademark Distribution Agreement for Non-EEC Countries.......
   10.22+     Incentive Compensation Agreement, dated as of October 4, 1995, between the Company and Brent Christensen............................
   10.23+     Standard Industrial/Commercial Multi-Tenant Lease-Gross, dated as of
              January 31, 1996, by and between the Company and CNH, LLC............
   10.24+     Celtic Master Lease, dated as of February 23, 1995, by and between the Company and Celtic Leasing Corp. ................................
   10.25+     Stock Purchase Agreement, dated as of April 23, 1996, by and among the ESOP, the Company, the Diebel Living Trust u/d/t dated January
              12, 1995 and John C. Diebel..........................................
   10.26+     Stock Purchase Agreement, dated as of April 23, 1996, by and among the ESOP, the Company, the Murdock 1986 Trust u/d/t dated October 23,
              1986 and Steven G. Murdock...........................................
   10.27+     Stock Purchase Agreement, dated as of April 23, 1996, by and among the ESOP, the Company and Ronald Ezra................................
   10.28+     Stock Purchase Agreement, dated as of April 23, 1996, by and among the ESOP, the Company and Joseph A. Gordon, Jr. .....................
   10.29+     Meade Instruments Corp. 1997 Stock Incentive Plan....................
   10.30+     Form of Agreement of Merger, by and between the Company and the predecessor of the Company...........................................
   10.31+     Preferred Stock Redemption Agreement, dated as of January 31, 1997, by and between the Company and Churchill.............................
     11.1     Statement re Computation of Per Share Earnings.......................
     23.1     Consent of Price Waterhouse LLP......................................
    23.2+     Consent of O'Melveny & Myers LLP (included in Exhibit 5.1)...........
     23.3     Consent of Price Waterhouse LLP......................................
    24.1+     Power of Attorney....................................................
    27.1+     Financial Data Schedule..............................................
     99.1     Consents of Future Directors.........................................


---------------

* To be provided by amendment.

+ Previously filed.